SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

65-228, Hangangro, 3-ga, Yongsan-gu, Seoul, 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor : KPMG Samjong Accounting Corporation

2.	Date of receiving external audit report : March 3, 2011

3.	Auditor’s opinion

	FY 2010	FY 2009
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Consolidated Financial Statements

(Unit: KRW, K-IFRS, Consolidated)
Items	FY 2010	FY 2009
Total Assets	23,857,658,321,512	19,703,478,399,070
Total Liabilities	12,796,691,658,849	9,663,729,610,848
Total Shareholders’ Equity	11,060,966,662,661	10,039,748,788,225
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	25,511,534,629,926	20,037,701,742,432
Operating Income	1,310,471,893,284	1,010,186,927,668
Income before tax	1,265,568,938,177	1,012,960,181,290
Net Income	1,159,233,981,836	1,117,778,414,832

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009

(with Independent Auditors’ Report Thereon)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd and subsidiaries (the “Group”) as of December 31, 2010, 2009 and January 1, 2009, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2009. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2010, 2009 and January 1, 2009 and of its financial performance and its consolidated cash flows for the years ended December 31, 2010 and 2009, in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20 to the consolidated financial statements, the European Commission issued a decision finding that LG Display Co., Ltd. engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million on December 8, 2010. As of December 31, 2010, LG Display Co., Ltd., along with its subsidiaries, is under investigations by Korea Fair Trade Commission in Korea and antitrust authorities in other countries with respect to possible anti-competitive activities in the LCD industry. In addition, LG Display Co., Ltd., along with its subsidiaries, has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

KPMG Samjong Accounting Corp.

Seoul, Korea

February 24, 2011

This report is effective as of February 24, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2010, 2009 and January 1, 2009

(In millions of Won)	Note	December 31, 2010		December 31, 2009	January 1, 2009

Assets
Cash and cash equivalents	6	(Won)	1,631,009	817,982	1,352,752
Deposits in banks	6, 13		1,503,000	2,500,000	2,055,000
Trade accounts and notes receivable, net	7, 13, 19, 22		3,000,661	2,950,245	2,014,700
Other accounts receivable, net	7, 13		256,028	127,340	127,085
Other current financial assets	9, 13		35,370	3,856	26,526
Inventories	8		2,215,217	1,667,780	1,136,672
Other current assets	7		199,148	158,939	220,127

Total current assets			8,840,433	8,226,142	6,932,862

Investments in equity accounted investees	10		325,532	282,450	89,047
Other non-current financial assets	9, 13		83,246	145,970	183,476
Deferred tax assets	30		1,074,853	926,219	608,319
Property, plant and equipment, net	11, 23		12,815,401	9,596,497	9,242,378
Intangible assets, net	12, 23		539,901	352,393	204,441
Other non-current accounts receivable	7, 13		11,045	11,311	25,057
Other non-current assets	7, 13		167,247	162,495	176,269

Total non-current assets			15,017,225	11,477,335	10,528,987

Total assets		(Won)	23,857,658	19,703,477	17,461,849

Liabilities
Trade accounts and notes payable	22	(Won)	2,961,995	2,031,422	988,012
Current financial liabilities	14		2,100,979	2,007,332	1,170,285
Other accounts payable			2,592,527	1,596,135	2,043,570
Accrued expenses			373,717	300,412	203,374
Income tax payable			153,890	145,326	294,494
Provisions			634,815	362,443	51,424
Other current liabilities	18		63,906	52,001	32,944

Total current liabilities			8,881,829	6,495,071	4,784,103

Non-current financial liabilities	14		2,542,900	2,076,160	2,870,265
Non-current provisions			8,773	5,611	10,097
Deferred tax liabilities	30		6,640	—	—
Employee benefits	17		78,715	84,297	75,402
Long-term advance received	19		945,287	583,800	—
Other non-current liabilities	18		332,547	418,789	554,075

Total non-current liabilities			3,914,862	3,168,657	3,509,839

Total liabilities			12,796,691	9,663,728	8,293,942

Equity
Share capital	21		1,789,079	1,789,079	1,789,079
Share premium			2,251,113	2,251,113	2,251,113
Reserves	21		(35,298)	(51,005)	1,580
Retained earnings			7,031,163	6,050,562	5,126,135

Total equity attributable to equity holders of the Company			11,036,057	10,039,749	9,167,907

Non-controlling interest			24,910	—	—

Total equity			11,060,967	10,039,749	9,167,907

Total liabilities and equity		(Won)	23,857,658	19,703,477	17,461,849

See accompanying notes to consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income

For the years ended December 31, 2010 and 2009

(In millions of Won, except earnings per share)	Note	2010		2009

Revenue	22, 23, 24	(Won)	25,511,535	20,037,701
Cost of sales	8, 22		(21,780,880)	(17,476,995)

Gross profit			3,730,655	2,560,706

Other income	25		1,483,443	1,365,554
Selling expenses	16		(846,376)	(712,580)
Administrative expenses	16		(521,035)	(325,325)
Research and development expenses			(674,684)	(407,857)
Other expenses	25		(1,861,531)	(1,470,146)

Results from operating activities			1,310,472	1,010,352

Finance income	28		240,988	332,721
Finance costs	28		(288,472)	(343,855)
Other non-operating loss, net			(15,611)	(6,475)
Equity income on investments, net			18,192	20,217

Profit before income tax			1,265,569	1,012,960
Income tax expense (benefit)	29		106,335	(104,818)

Profit for the period			1,159,234	1,117,778

Other comprehensive income
Net change in fair value of available-for-sale financial assets	28		12,063	(24,367)
Net change in fair value of cash flow hedges	28
transferred to profit or loss			—	2,534
Defined benefit plan actuarial gain or loss	17		4,480	(18,927)
Cumulative translation differences	28		6,735	(37,175)
Gain on sales of own shares of associate accounted for using the equity method			810	—
Income tax on other comprehensive income	29		(5,107)	10,907

Other comprehensive loss for the period, net of income tax			18,981	(67,028)

Total comprehensive income for the period		(Won)	1,178,215	1,050,750

Profit attributable to:
Owners of the Company			1,156,343	1,117,778
Non-controlling interest			2,891	—

Profit for the period		(Won)	1,159,234	1,117,778

Total comprehensive income attributable to:
Owners of the Company			1,175,216	1,050,750
Non-controlling interest			2,999	—

Total comprehensive income for the period		(Won)	1,178,215	1,050,750

Earning per share
Basic earnings per share	31	(Won)	3,232	3,124

Diluted earnings per share	31	(Won)	3,152	3,124

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

For the years ended December 31, 2010 and 2009

(In millions of Won)	Share capital		Share premium	Gain on sales of own shares of associates	Translation reserve	Hedging reserve	Fair value reserve	Retained earnings	Non-controlling interest	Total equity

Balances at January 1, 2009	(Won)	1,789,079	2,251,113	—	—	(1,920)	3,500	5,126,135	—	9,167,907

Total comprehensive income for the period
Profit for the period		—	—	—	—	—	—	1,117,778	—	1,117,778

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	—	(18,136)	—	—	(18,136)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		—	—	—	—	1,920	—	—	—	1,920
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	—	(14,443)	—	(14,443)
Cumulative translation differences		—	—	—	(36,369)	—	—	—	—	(36,369)

Total other comprehensive income (loss)		—	—	—	(36,369)	1,920	(18,136)	(14,443)	—	(67,028)

Total comprehensive income (loss) for the period	(Won)	—	—	—	(36,369)	1,920	(18,136)	1,103,335	—	1,050,750

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	—	(178,908)	—	(178,908)

Balances at December 31, 2009	(Won)	1,789,079	2,251,113	—	(36,369)	—	(14,636)	6,050,562	—	10,039,749

Balances at January 1, 2010	(Won)	1,789,079	2,251,113	—	(36,369)	—	(14,636)	6,050,562	—	10,039,749

Total comprehensive income (loss) for the period
Profit for the period		—	—	—	—	—	—	1,156,343	2,891	1,159,234

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	—	9,076	—	—	9,076
Cumulative translation differences		—	—	—	5,821	—	—	—	108	5,929
Defined benefit plan actuarial gain, net of tax		—	—	—	—	—	—	3,166	—	3,166
Gain on sales of own shares of associates accounted for using the equity method		—	—	810	—	—	—	—	—	810

Total other comprehensive income (loss)		—	—	810	5,821	—	9,076	3,166	108	18,981

Total comprehensive income (loss) for the period	(Won)	—	—	810	5,821	—	9,076	1,159,509	2,999	1,178,215

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	—	21,911	21,911

Balances at December 31, 2010	(Won)	1,789,079	2,251,113	810	(30,548)	—	(5,560)	7,031,163	24,910	11,060,967

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the years ended December 31, 2010 and 2009

(In millions of Won)	Note	2010		2009

Cash flows from operating activities:
Profit for the period		(Won)	1,159,234	1,117,778
Adjustments for:
Income tax expense (benefit)	29		106,335	(104,818)
Depreciation	11		2,756,532	2,778,727
Amortization of intangible assets	12		168,846	63,339
Gain on disposal of intangible assets			—	(9)
Gain on foreign currency translation			(119,880)	(159,293)
Loss on foreign currency translation			85,263	31,844
Impairment loss on property, plant and equipment			—	664
Gain on disposal of property, plant and equipment			(1,387)	(486)
Loss on disposal of property, plant and equipment			415	234
Finance income			(165,465)	(217,657)
Finance costs			167,843	185,392
Equity income on investments, net			(18,192)	(20,217)
Other income			(23,913)	(52,357)
Other expenses			708,718	575,829
Other non-operating loss			275	—

			4,824,624	4,198,970

Change in trade accounts and notes receivable			(81,196)	(912,427)
Change in other accounts receivable			(13,442)	(48,311)
Change in other current assets			(50,310)	7,483
Change in inventories			(510,332)	(531,108)
Change in other non-current accounts receivable			267	626
Change in other non-current assets			(54,146)	(37,859)
Change in trade accounts and notes payable			966,567	1,021,864
Change in other accounts payable			(30,419)	48,005
Change in accrued expenses			68,948	123,666
Change in other current liabilities			11,654	128,158
Change in long-term advance received			379,105	695,500
Change in other non-current liabilities			10,231	(4,214)
Change in provisions			(290,536)	(125,817)
Change in defined benefit obligation	17		(103,716)	(91,005)

Cash generated from operating activities			5,127,299	4,473,531
Income tax paid			(242,389)	(363,773)
Interest received			110,812	171,861
Interest paid			(112,190)	(128,313)

Net cash from operating activities		(Won)	4,883,532	4,153,306

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2010 and 2009

(In millions of Won)	Note	2010		2009

Cash flows from investing activities:
Dividends received		(Won)	33,772	557
Proceeds from withdrawal of deposits in banks			5,400,000	3,555,000
Increase in deposits in banks			(4,403,000)	(4,000,000)
Acquisition of investments in equity accounted investees			(72,316)	(186,477)
Proceeds from disposal of investments in equity accounted investees			20,530	—
Acquisition of property, plant and equipment			(4,942,360)	(3,761,424)
Proceeds from disposal of property, plant and equipment			1,887	7,850
Acquisition of intangible assets			(227,663)	(202,649)
Proceeds from disposal of intangible assets			—	11
Grant received			46	2,550
Payment for settlement of derivatives			(14,781)	50,946
Proceeds from short-term loans			42	23
Acquisition of other non-current financial assets			(52,205)	(32,817)
Proceed from disposal of other non-current financial assets			11,417	2,106
Acquisition of business	33		(270,536)	—

Net cash used in investing activities			(4,515,167)	(4,564,324)

Cash flows from financing activities:
Proceeds from short-term borrowings			1,422,669	879,117
Repayment of short-term borrowings			(1,007,485)	(727,938)
Issuance of debentures			1,117,437	498,020
Redemption of debentures			—	(400,000)
Proceeds from long-term debt			477,064	370,299
Repayment of long-term debt			(120,000)	—
Repayment of current portion of long-term debt			(1,324,562)	(557,612)
Increase in minority interest			21,911	—
Payment of cash dividend	21		(178,908)	(178,908)

Net cash provided (used) in financing activities			408,126	(117,022)

Net increase (decrease) in cash and cash equivalents			776,491	(528,040)
Cash and cash equivalents at 1 January			817,982	1,352,752
Effect of exchange rate fluctuations on cash held			36,536	(6,730)

Cash and cash equivalents at the reporting date		(Won)	1,631,009	817,982

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 65-228 Hangang-ro 3-ga, Yongsan-gu, Seoul, the Republic of Korea, to which the Controlling Company moved in September 2010. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2010, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2010, the Controlling Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2010, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2010, there are 35,763,650 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2010

(In millions)
Subsidiaries	Percentage of ownership	Location	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	100%	California, U.S.A.	September 24, 1999	Sell TFT-LCD products	USD105
LG Display Japan Co., Ltd.	100%	Tokyo, Japan	October 12, 1999	Sell TFT-LCD Products	JPY95
LG Display Germany GmbH	100%	Dusseldorf, Germany	November 5, 1999	Sell TFT-LCD products	EUR1
LG Display Taiwan Co., Ltd.	100%	Taipei, Taiwan	April 12, 1999	Sell TFT-LCD products	NTD116
LG Display Nanjing Co., Ltd. (*1)	100%	Nanjing, China	July 15, 2002	Manufacture and sell TFT-LCD products	CNY2,254
LG Display Shanghai Co., Ltd.	100%	Shanghai, China	January 16, 2003	Sell TFT-LCD products	CNY4
LG Display Poland Sp. zo. o. (*2)	80%	Wroclaw, Poland	September 6, 2005	Manufacture and sell TFT-LCD products	PLN511
LG Display Guangzhou Co., Ltd. (*3)	90%	Guangzhou, China	June 30, 2006	Manufacture and sell TFT-LCD products	CNY992
LG Display Shenzhen Co., Ltd.	100%	Shenzhen, China	August 28, 2007	Sell TFT-LCD products	CNY4
LG Display Singapore Pte. Ltd.	100%	Singapore	January 12, 2009	Sell TFT-LCD products	SGD1.4
L&T Display Technology (Xiamen) Limited (*4)	51%	Xiamen, China	January 5, 2010	Manufacture LCD module and TV sets	CNY82
L&T Display Technology (Fujian) Limited (*4)	51%	Fujian, China	January 5, 2010	Manufacture LCD Module and monitor sets	CNY116
LG Display Yantai Co., Ltd. (*5)	100%	Yantai, China	April 19, 2010	Manufacture and sell TFT-LCD products	CNY273
L&I Electronic Technology (Dongguan) Limited (*6)	51%	Dongguan China	September 26, 2010	Manufacture and Sell e-Book devices	CNY33
Image&Materials, Inc. (*7)	100%	Domestic	May 17, 2006	Manufacture EPD materials	KRW1,392
LUCOM Display Technology (Kunshan) Limited (*8)	51%	Kunshan China	December 15, 2010	Manufacture Notebook Borderless Hinge-up	CNY30

(*1)	In July 2009, the Controlling Company entered into a stock purchase agreement with LG Electronics Inc. and LG Electronics (China) Co., Ltd. for the acquisition of the shares of LG Electronics (Nanjing) Plasma Co., Ltd. in order to expand cell back-end process of module production. In accordance with the agreement, the Controlling Company acquired whole shares of LG Electronics (Nanjing) Plasma Co., Ltd. at (Won)3,503 million in December 2009. In July 2010, LG Electronics (Nanjing) Plasma Co., Ltd. was merged with LG Display Nanjing Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries, Continued

(*2)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract that is based on LGDWR’s equity shares. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put option are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiry date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as long-term other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*3)	Skyworth TV Holdings Limited (“Skyworth”) acquired 16% of equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which is reduced to 10% at December 31, 2009 with additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract that is based on LGDGZ’s equity interest. According to the contract, LGD has a call option to buy Skyworth’s interest in LGDGZ and Skyworth has a put option to sell its interest in LGDGZ to LG Display Co., Ltd. under the same terms: the price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put option is exercisable after five years from the date of acquisition with no stated expiry date in whole or in part. Skyworth’s investment in LGDGZ is regarded as financing due to the options and recorded as long-term other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*4)	In January 2010, the Controlling Company entered into a joint venture agreement with Top Victory Investments Limited, accordingly, L&T Display Technology (Xiamen) Limited (‘L&T XM’) and L&T Display Technology (Fujian) Limited(‘L&T FJ’) were incorporated in Xiamen and Fujian, China, to manufacture LCD module, LCD TV set and LCD monitor set products. The Controlling Company acquired a 51% equity interests in L&T XM and L&T FJ at (Won)7,146 million and (Won)10,123 million, respectively.
(*5)	LG Display Yantai Co., Ltd. was incorporated in Yantai, China, on April 19, 2010, to manufacture and sell TFT-LCD product. As of December 31, 2010, the Controlling Company has a 100% equity interest of this subsidiary and its capital stock amounts to (Won)44,628 million as of December 31, 2010.
(*6)	On September 26, 2010, the Controlling Company entered into a joint venture agreement with Iriver Co., Ltd., accordingly, L&I Electronic Technology (Dongguan) Limited (‘L&I’) was incorporated in Dongguan, China, to manufacture and sell e-Book devices. The Controlling Company acquired a 51% equity interest in L&I at (Won)2,885 million.
(*7)	On November 29, 2010, the Controlling Company acquired a 100% equity interest of Image & Materials, Inc., which manufactures Electro Phoresis Display (“EPD”), at (Won)35,000 million. As of December 31, 2010, its capital stock amounted to (Won)1,392 million.
(*8)	In December 2010, the Controlling Company entered into a joint venture agreement with Compal Electronics Inc., accordingly, LUCOM Display Technology (Kunshan) Limited (‘LUCOM’) was incorporated in Kunshan, China, to manufacture notebook borderless hinge-ups (Shuriken). The Controlling Company acquired a 51% equity interest in LUCOM at (Won)2,652 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

1.	Reporting entity, Continued

(c)	Associates and Jointly Controlled Entities (equity method investees) as of December 31, 2010

(In millions)
Associates and jointly controlled entities	Percentage of ownership	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Ltd.	51%	October 2008	Manufacture and sell LCD modules and LCD TV set	114,402
Guangzhou New Vision Technology Research and Development Limited	50%	July 2008	R&D on design of LCD modules and LCD TV set	3,540
Global OLED Technology LLC	33%	December 2009	Managing and utilizing OLED patents	47,594
Paju Electric Glass Co., Ltd.	40%	January 2005	Manufacture electric glass for flat-panel displays	45,947
TLI Inc.	12%	October 1998	Manufacture and sell semiconductor parts	16,614
AVACO Co., Ltd.	20%	January 2001	Manufacture and sell equipment for flat-panel displays	6,998
New Optics LTD.	42%	August 2005	Manufacture back light parts for TFT-LCDs	17,261
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.)	13%	January 2001	Develop and manufacture the equipment for flat-panel displays	4,037
WooRee LED Co., Ltd.	30%	June 2008	Manufacture LED(*) back light unit packages	12,448
Dynamic Solar Design Co., Ltd.	40%	April 2009	Develop and manufacture equipment for solar battery and flat-panel displays	5,776
RPO, Inc.	26%	November 2005	Develop digital waveguide touch technology	11,268
LB Gemini New Growth Fund No. 16	31%	December 2009	Invest in small and middle sized companies and to benefit from M&A opportunities	7,949
Can Yang Investments Limited	15%	January 2010	Develop and manufacture and sell LEDs	16,999
YAS Co., Ltd.	20%	April 2002	Develop and manufacture deposition equipment for OLEDs	10,124
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20%	August 2010	Manufacture LED Packages	4,575

(*)	LED represents Light Emitting Diode.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”). LG Display Co., Ltd. and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) determined to adopt the K-IFRSs for annual periods beginning on January 1, 2010. The Group’s transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) is January 1, 2009.

These are the Group’s first consolidated financial statements prepared in accordance with K-IFRSs No. 1101, First-time adoption of International Financial Reporting Standards, has been applied. An explanation of how the transition to K-IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 34.

The consolidated financial statements were authorized for issue by the Board of Directors on January 21, 2011.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value,

•	financial instruments at fair value through profit or loss measured at fair value,

•	available-for-sale financial assets measured at fair value,

•	liabilities for cash-settled share-based payment arrangements measured at fair value, and

•	liabilities for defined benefit plans recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean Won, which is the Controlling Company’s functional currency. All amounts in Korean Won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provision (note 3(j))

•	Measurement of defined benefit obligations (note 17)

•	Utilization of tax credit carryforwards (note 30)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Controlling Company or its subsidiaries where control is the power to govern the financial and operating policies of the entity so as to obtain benefit from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Each item of profit and loss and other reserves attribute to the owners of the parent and non-controlling interests. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(ii) Associates and jointly controlled entities (equity method investees)

Associates are those entities over which the Group has significant influence but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A jointly controlled entity is an entity that the Group has joint control over and whose activities are established by a contractual arrangement and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Investments in associates and jointly controlled entities are initially recognized at cost and accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or loss and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains on transactions between the Group and associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associates and jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The financial statements are prepared using uniform accounting policies for like transactions and events in similar circumstances.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, including income, expenses and unrealized gain or loss, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or previous financial statements shall be recognized in profit or loss in the period in which they arise.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of, in part or in full, the relevant amount in the comprehensive income is transferred to profit or loss as part of the profit or loss on disposal. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However the normal capacity is used for allocation of fixed production overhead if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other financial assets, including financial assets at fair value through profit or loss, are recognized in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

Held-to-maturity financial assets

If the Group has non-derivative debt securities with fixed or determinable payments and fixed maturity and the Group has the positive intention and ability to hold to maturity, then such financial assets are classified as held-to-maturity. When held-to-maturity financial assets are recognized initially, the Group measures it at its fair value plus, transaction costs that are directly attributable to the acquisition of the financial asset. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than an insignificant amount of held-to-maturity investment not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying any financial assets as held-to-maturity for the current and the following two financial years.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures it at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans or receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Group classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred. As of December 31, 2010, financial liabilities at fair value through profit or loss of the Group consist of convertible bonds.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2010, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Group holds forward exchange contract, interest rate swap, currency swap and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedge and the hedge is determined to be an effective hedge.

The Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecast transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other income and expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	3~5
Equipment, tools, vehicle	3~5,12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Grants for compensating the Group’s expenses incurred

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising upon the business combinations is recognized at the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationship, technology, membership and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which country club membership and golf club membership are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationship	7
Technology	10
Development costs	(*)
Condominium and golf club membership	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for receivables and held-to-maturity investment securities at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. All individually significant receivables and held-to-maturity investment securities found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(j)	Provision

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Group’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k)	Employee Benefits

(i) Short-term employee benefit

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefit

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Group recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally becomes entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists, that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (CODM) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Foreign exchange gains and losses arising from monetary assets and liabilities denominated in currencies other than functional currencies are presented separately when they are related to investing and financing activities.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that, it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

An entity offsets deferred tax assets and deferred tax liabilities if, and only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings Per Share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(q)	Business Combination

The business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

3.	Summary of Significant Accounting Policies, Continued

(q)	Business Combination, Continued

The Group measures goodwill at the acquisition date as:

•	The fair value of the consideration transferred; plus

•	The recognized amount of any non-controlling interests in the acquiree; less

•	The net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of preexisting relationships. Such amounts are generally recognized in profit or loss.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

(r)	New Standards and Interpretations Not Yet Adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group beginning on or after January 1, 2011, but the Group has not early adopted them. Management is in the process of evaluating the impact, if any, of applying these standards and interpretations on its financial position and results of operations.

(i) K-IFRS No. 1109, ‘Financial Instruments’

This standard introduces certain new requirements for classifying and measuring financial assets. K-IFRS No. 1109 divides all financial assets that are currently in the scope of K-IFRS No. 1039 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of K-IFRS No. 1109 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. Management is evaluating the impact that this new standard will have on the Group’s consolidated financial statements.

(ii) Revised IAS 24, ‘Related Parties Disclosures’

The revised standard simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The Group will apply IAS 24 (revised) retrospectively from January 1, 2011. The Company is evaluating the impact that this new standard will have on the Company’s financial statements, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets in market is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

(e)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f)	Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

4.	Determination of Fair Value, Continued

(g)	Assets Acquired in a Business Combination

(i) Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(ii) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values.

(iii) Intangible assets

The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of technology acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned.

5.	Risk Management

(a)	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flow from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flow from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean Won (KRW). The currencies in which these transactions primarily are denominated are USD and JPY.

The Group uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Group adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a mean to settle payables for the facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

5.	Risk management, Continued

(a)	Financial Risk Management, Continued

Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group used to hedge the interest rate risk by entering interest swap contracts. The Group does not have any interest swap contract as of December 31, 2010. The fair value of interest rate swap as of December 31, 2009 is as follows:

(In millions of Won)
Type	2009
Loss on valuation of interest rate swap, net	(Won)	3,698
Financial liabilities, net		3,698

(b)	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management also monitors the level of dividends to ordinary shareholders.

(In millions of Won)
	December 31, 2010		December 31, 2009
Total liabilities	(Won)	12,796,691	9,663,728
Total equity		11,060,967	10,039,749
Cash and deposits in banks(*)		3,134,009	3,317,982
Borrowings		4,642,923	4,079,731
Liabilities to equity ratio		116%	96%
Net borrowing to equity ratio		14%	8%

(*)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Cash and cash equivalents
Demand deposits	(Won)	1,631,009	817,982	1,352,752
Deposits in banks
Time deposits		1,500,000	2,500,000	2,055,000
Restricted cash		3,000	—	—

		1,503,000	2,500,000	2,055,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Trade, net	(Won)	2,230,003	2,058,989	1,520,114
Due from related parties		770,658	891,256	494,586

	(Won)	3,000,661	2,950,245	2,014,700

The Group’s accounts and notes receivable amounting to (Won)1,290,234 million (USD1,133 million) and (Won)702,191 million (USD601 million) are sold to financial institutions, but current and outstanding, as of December 31, 2010 and 2009, respectively. For the years ended December 31, 2010 and 2009, the Group recognized (Won)9,366 million and (Won)4,307 million, respectively, as loss on disposal of trade accounts and notes receivable.

(b)	Other accounts receivable at the reporting date is as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Non-trade accounts receivable	(Won)	231,843	79,978	36,088
Accrued income		24,093	47,277	90,889
Short-term loans		92	85	108

	(Won)	256,028	127,340	127,085

Non-current assets
Long-term other accounts receivable	(Won)	11,045	11,311	25,057

Due from related parties included in other accounts receivable, as of December 31, 2010, 2009 and January 1, 2009 are (Won)9,005 million, (Won)14,431 million and (Won)4,646 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Advance payments	(Won)	10,947	11,634	398
Prepaid expenses		43,456	44,016	41,361
Value added tax refundable		144,727	95,892	176,379
Others		18	7,397	1,989

	(Won)	199,148	158,939	220,127

Non-current assets
Long-term prepaid expenses	(Won)	166,958	162,495	176,269
Others		289	—	—

	(Won)	167,247	162,495	176,269

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Finished goods	(Won)	978,386	763,181	539,387
Goods in trade		—	—	940
Work-in-process		612,497	544,071	358,091
Raw materials		421,593	228,631	168,188
Supplies		202,741	131,897	70,066

	(Won)	2,215,217	1,667,780	1,136,672

The amount of the inventories recognized as cost (cost of sales) and valuation loss on inventories as cost of sales are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009
Inventories recognized as cost (cost of sales)	(Won)	21,780,880	17,476,995
Valuation loss (reversal) on inventories as cost of sales		57,762	(56,586)

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Available-for-sale financial assets	(Won)	—	—	74
Deposits		26,116	1,119	1,878
Derivatives not used for hedging		9,254	2,737	24,574

	(Won)	35,370	3,856	26,526

Non-current assets
Guarantee deposits with banks	(Won)	13	13	13
Financial assets at fair value through profit or loss		16,804	17,342	—
Available-for-sale financial assets		42,753	109,339	126,455
Deposits		23,676	19,276	17,359
Derivatives not used for hedging		—	—	39,649

	(Won)	83,246	145,970	183,476

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

9.	Other Financial Assets, Continued

(b)	Financial assets at fair value through profit or loss at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Everlight Electronics Co. Ltd.
Acquisition cost	(Won)	14,404	14,404	—
Fair value		16,804	17,342	—

The financial assets as fair value through profit or loss are debt securities with embedded derivatives that otherwise would have been classified as available-for-sale.

(c)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current assets
Debt securities
Government bonds	(Won)	—	—	74

Non-current assets
Debt securities
Government bonds	(Won)	2,346	83	—
Hydis Technologies Co., Ltd.		26,085	—	—
Redeemable convertible preferred stock
HannStar Display Corporation(*)		—	91,394	126,455
Equity securities
Prime View International Co., Ltd. (“PVI”)		9,701	12,912	—
Formosa Epitaxy, Inc. (“Formosa”)		4,509	4,841	—
Other		112	107	—

	(Won)	42,753	109,339	126,529

(*)	In February 2008, in order for the Controlling Company to be supplied with TFT-LCD products stably, the Controlling Company purchased non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation (“Hannstar”) located in Taiwan. The Controlling Company has exercised the put option for total amount of the preferred stocks and recognized the uncollected receivable upon the exercise as other accounts receivables amounting to (Won)123,893 million (TWD3,170 million) in 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments in Equity Accounted Investees

Investments in equity accounted investees accounted for under the equity method consist of the following:

(in millions of Won)
	Carrying value
Company	December 31, 2010		December 31, 2009	January 1, 2009
Suzhou Raken Technology Ltd.	(Won)	114,402	97,348	18,328
Paju Electric Glass Co., Ltd.		45,947	35,895	33,175
TLI Inc. (*1)		16,614	14,984	13,116
AVACO Co., Ltd. (*1)		6,998	7,569	8,070
New Optics Ltd.		17,261	11,736	11,789
Guangzhou New Vision Technology Research and Development Limited		3,540	3,996	4,569
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.)(*1)		4,037	4,273	—
WooRee LED Co., Ltd.		12,448	12,097	—
Dynamic Solar Design Co., Ltd.		5,776	5,964	—
RPO, Inc.		11,268	14,538	—
Global OLED Technology LLC		47,594	72,250	—
LB Gemini New Growth Fund No.16		7,949	1,800	—
Can Yang Investments Limited		16,999	—	—
YAS Co., Ltd.		10,124	—	—
Eralite Optoelectronics (Jiangsu) Co., Ltd.		4,575	—	—

	(Won)	325,532	282,450	89,047

(*1)	Based on quoted market price at December 31, 2010, the fair values of the investments in TLI Inc., AVACO Co., Ltd. and LIG ADP Co., Ltd., which are listed companies on the Korea Exchange, are (Won)15,839 million, (Won)34,021 million and (Won)17,880 million, respectively.

The received dividends from equity accounted investees for the years ended December 31, 2010 and 2009 are amounting to (Won)33,772 million and (Won)557 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments in Equity Accounted Investees, Continued

Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the Group:

(a)	Summary financial information for investments in joint ventures is as follows:

(In millions of Won)
	December 31, 2010
Company	Ownership (%)	Current assets		Non- current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*1)	51	(Won)	809,713	114,772	924,485	691,179	—	691,179	2,101,073	2,063,414	37,659
Guangzhou New Vision Technology Research and Development Limited	50		6,659	422	7,081	2	—	2	172	1,141	(969)
Global OLED Technology LLC (*2)	33		16,197	131,238	147,435	2,020	—	2,020	5,373	16,866	(11,493)

(In millions of Won)

	December 31, 2009
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit
Suzhou Raken Technology Ltd. (*1)	51	(Won)	398,750	88,902	487,652	291,561	7	291,568	1,496,137	1,438,521	57,616
Guangzhou New Vision Technology Research and Development Limited	50		7,854	147	8,001	5	4	9	655	109	546
Global OLED Technology LLC (*2)	49		—	147,450	147,450	—	—	—	—	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments in Equity Accounted Investees, Continued

(In millions of Won)
	January 1, 2009
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities
Suzhou Raken Technology Ltd. (*1)	51	(Won)	15,299	22,354	37,653	12,255	—	12,255
Guangzhou New Vision Technology Research and Development Limited	50		8,988	167	9,155	17	—	17

(*1)	Despite its 51% equity interest, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Ltd. since the investee is jointly controlled by the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee. Accordingly, investment in Suzhou Raken Technology Ltd. was accounted for as an equity method investment.
(*2)	In December 2009, the Controlling Company entered into a joint venture agreement with its LG affiliates, accordingly, Global OLED Technology LLC was set up with the purpose of managing and utilizing OLED patents purchased from Eastman Kodak Company. At the time of establishment, the Controlling Company acquired a 49% equity interest in the joint venture and the Controlling Company’s investment in this equity investee was (Won)72,250 million. In June 2010, the Controlling Company sold a part of its share interest in Global OLED Technology for (Won)20,530 million, accordingly, the percentage of the Controlling Company’s ownership was reduced from 49% to 33%.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of the financial information for associates at the reporting date is as follows:

(In millions of Won)

	December 31, 2010
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Revenue	Net income (loss)
Paju Electric Glass Co., Ltd.(*1)	40	(Won)	289,865	173,753	116,112	763,750	10,178
TLI Inc. (*2)	12		134,759	37,821	96,938	82,689	14,079
AVACO Co., Ltd. (*2)	20		113,206	49,913	63,293	205,476	15,622
New Optics Ltd.(*3)	42		211,303	174,725	36,578	718,001	8,114
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.) (*2)	13		92,071	37,143	54,928	197,245	18,392
WooRee LED Co., Ltd.	30		121,330	98,152	23,178	73,001	1,046
Dynamic Solar Design Co., Ltd.	40		6,344	348	5,996	626	(469)
RPO, Inc.	26		11,853	2,968	8,885	376	(9,345)
LB Gemini New Growth Fund No.16(*4)	31		25,939	—	25,939	1,020	(1,081)
Can Yang Investments Limited(*5)	15		111,912	5	111,907	—	(4,462)
YAS Co., Ltd.(*6)	20		22,449	9,056	13,393	4,513	623
Eralite Optoelectronics (Jiangsu) Co., Ltd.(*7)	20		22,927	52	22,875	—	(197)

(In millions of Won)

	December 31, 2009
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Revenue	Net income (loss)
Paju Electric Glass Co., Ltd.(*1)	40	(Won)	214,221	118,596	95,625	636,989	10,151
TLI Inc. (*2)	13		117,680	39,590	78,090	89,765	19,385
AVACO Co., Ltd. (*2)	20		96,583	48,263	48,320	122,174	9,055
New Optics Ltd.	37		175,152	146,091	29,061	474,886	(882)
LIG ADP Co., Ltd. (formerly, ADP Engineering Co., Ltd.) (*2)	13		73,471	41,351	32,120	63,136	(19,334)
WooRee LED Co., Ltd.	30		38,509	16,517	21,992	43,814	1,376
Dynamic Solar Design Co., Ltd.	40		7,484	1,019	6,465	—	(297)
RPO, Inc.	26		19,209	494	18,715	156	(6,281)
LB Gemini New Growth Fund No.16(*4)	31		5,874	—	5,874	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

10.	Investments in Equity Accounted Investees, Continued

(In millions of Won)

	January 1, 2009
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity
Paju Electric Glass Co., Ltd.(*1)	40	(Won)	185,335	99,767	85,568
TLI Inc. (*2)	13		68,442	12,215	56,227
AVACO Co., Ltd. (*2)	20		67,570	28,464	39,106
New Optics Ltd.	37		129,197	99,800	29,397

(*1)	In November 2010, the Company acquired an additional 1,484,800 common shares of Paju Electric Glass Co., Ltd. at (Won)14,848 million.
(*2)	Although the Controlling Company’s share interests TLI Inc., AVACO Co., Ltd. and LIG ADP Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director to the board of directors of each investee and, accordingly, the investment in these investees have been accounted for using the equity method.
(*3)	In February 2010, the Controlling Company acquired an additional 1,000,000 common shares (5%) of New Optics Ltd. at (Won)2,500 million.
(*4)	The Controlling Company joined the LB Gemini New Growth Fund No.16 as a member in a limited partnership in December 2009 and the Controlling Company paid (Won)6,480 million for the additional investment in 2010. As of December 31, 2010, the Controlling Company has acquired a 31% equity interest in LB Gemini New Growth Fund No.16 and the agreed total investment amount of the Controlling Company toward the Fund is (Won)30,000 million.
(*5)	In January 2010, the Controlling Company entered into a joint venture agreement with Formosa Epitaxy Incorporation and several other investors. Accordingly, Can Yang Investments Limited is incorporated in order for the Group to secure a stable supply of LED chip solutions. The Controlling Company acquired 10,800,000 shares (15%) of the joint venture at (Won)12,433 million and has the right to assign a director to the board of directors of the joint venture. In October 2010, the Controlling Company acquired an additional 4,500,000 common shares of Can Yang Investments Limited at (Won)5,083 million.
(*6)	In September 2010, the Controlling Company acquired 500,000 common shares (20%) of Yas Co., Ltd. at (Won)10,000 million in order to secure a stable supply of components for developing a deposition system of OLED.
(*7)	In August 2010, the Controlling Company entered into a joint venture agreement with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd. Accordingly, Eralite Optoelectronics (Jiangsu) Co., Ltd. has been incorporated in order for the Group to secure a stable supply of LED package solutions. The Controlling Company acquired a 20 percent interest of the joint venture at (Won)4,626 million (USD4 million) and has the right to assign a director to the board of directors of the joint venture.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2010 are as follows:

(In millions of Won)

	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in- progress(*1)	Others	Total
Acquisition cost as of January 1, 2010	(Won)	394,804	3,591,774	19,887,450	562,956	1,581,435	223,523	26,241,942
Accumulated depreciation as of January 1, 2010		—	(707,499)	(15,273,341)	(483,947)	—	(180,068)	(16,644,855)
Accumulated impairment loss as of January 1, 2010		—	—	(415)	(170)	—	(5)	(590)

Book value as of January 1, 2010		394,804	2,884,275	4,613,694	78,839	1,581,435	43,450	9,596,497
Additions		—	—	—	—	5,870,253	—	5,870,253
Depreciation		—	(175,871)	(2,514,211)	(47,086)	—	(19,364)	(2,756,532)
Recovery of impairment		—	—	415	170	—	5	590
Disposals		(128)	(327)	(1,496)	(217)	—	(54)	(2,222)
Others (*2)		46,958	267,010	4,291,826	113,584	(4,746,762)	27,384	—
Acquisition in the business combination		640	45,678	103,570	27	—	236	150,151
Effect of movements in exchange rates		(656)	(18,225)	(22,083)	(2,112)	(1,066)	(2,262)	(46,404)
Subsidy decrease (increase)		1,344	776	948	—	—	—	3,068

Book value as of December 31, 2010	(Won)	442,962	3,003,316	6,472,663	143,205	2,703,860	49,395	12,815,401

Acquisition cost as of December 31, 2010	(Won)	442,962	3,879,677	24,099,414	672,508	2,703,860	242,687	32,041,108

Accumulated depreciation as of December 31, 2010	(Won)	—	(876,361)	(17,626,751)	(529,303)	—	(193,292)	(19,225,707)

Accumulated impairment loss as of December 31, 2010	(Won)	—	—	—	—	—	—	—

(*1)	As of December 31, 2010, construction-in-progress consists of investment projects on construction of plants.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2009 are as follows:

(In millions of Won)

	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in- progress(*1)	Others	Total
Acquisition cost as of January 1, 2009	(Won)	383,645	2,755,911	15,281,673	512,503	4,103,732	229,960	23,267,424
Accumulated depreciation as of January 1, 2009		—	(550,695)	(12,871,288)	(423,943)	—	(179,113)	(14,025,039)
Accumulated impairment loss as of January 1, 2009		—	—	(7)	—	—	—	(7)

Book value as of January 1, 2009		383,645	2,205,216	2,410,378	88,560	4,103,732	50,847	9,242,378
Additions		—	—	141	1,136	3,173,254	258	3,174,789
Depreciation		—	(155,209)	(2,539,176)	(64,018)	—	(22,307)	(2,780,710)
Impairment loss		—	—	(481)	(170)	—	(6)	(657)
Disposals		(1,299)	(1,661)	(4,358)	(131)	—	(180)	(7,629)
Others (*2)		12,458	877,421	4,764,952	54,732	(5,690,923)	15,980	34,620
Effect of movements in exchange rates		—	(34,186)	(16,118)	(1,270)	(4,723)	(1,142)	(57,439)
Subsidy decrease (increase)		—	(7,306)	(1,644)	—	95	—	(8,855)

Book value as of December 31, 2009	(Won)	394,804	2,884,275	4,613,694	78,839	1,581,435	43,450	9,596,497

Acquisition cost as of December 31, 2009	(Won)	394,804	3,591,774	19,887,450	562,956	1,581,435	223,523	26,241,942

Accumulated depreciation as of December 31, 2009	(Won)	—	(707,499)	(15,273,341)	(483,947)	—	(180,068)	(16,644,855)

Accumulated impairment loss as of December 31, 2009	(Won)	—	—	(415)	(170)	—	(5)	(590)

(*1)	As of December 31, 2009, construction-in-progress consists of investment projects on construction of plants.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	2010		2009
Capitalized borrowing costs	(Won)	21,412	15,568
Capitalization rate		3.97%	2.39%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

12.	Intangible Assets

Changes in intangible assets for the year ended December, 2010 are as follows:

(In millions of Won)

	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (Software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2010	(Won)	488,682	198,367	44,994	100,672	18,967	—	—	—	13,079	864,761
Accumulated amortization as of January 1, 2010		(426,084)	(57,357)	—	(20,218)	—	—	—	—	(8,709)	(512,368)

Book value as of January 1, 2010		62,598	141,010	44,994	80,454	18,967	—	—	—	4,370	352,393
Additions internally developed		—	—	—	135,347	—	—	—	—	—	135,347
Other additions		19,168	16,810	2,153	—	95,792	—	—	—	4	133,927
Acquisition in the business combination		10	118	—	29,073	—	24,011	11,074	23,912	—	88,198
Amortization (*1)		(10,067)	(61,486)	—	(93,177)	—	(2,300)	(742)	—	(1,074)	(168,846)
Disposals		—	—	—	—	—	—	—	—	—	—
Transfer from construction-in-progress		—	102,337	—	—	(102,337)	—	—	—	—	—
Effect of movements in exchange rates		2	(161)	—	—	(959)	—	—	—	—	(1,118)

Book value as of December 31, 2010	(Won)	71,711	198,628	47,147	151,697	11,463	21,711	10,332	23,912	3,300	539,901

Acquisition cost as of December 31, 2010	(Won)	507,862	317,807	47,147	265,092	11,463	24,011	11,074	23,912	13,084	1,221,452

Accumulated amortization as of December 31, 2010	(Won)	(436,151)	(119,179)	—	(113,395)	—	(2,300)	(742)	—	(9,784)	(681,551)

Remaining amortization period (year)		7.57	2.20	—	0.75	—	6.33	9.33	—	3.43

(*1)	The Group has classified the amortization as part of manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2009 are as follows:

(In millions of Won)

	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (Software)	Others(*2)	Total
Acquisition cost as of January 1, 2009	(Won)	470,056	32,704	33,423	—	107,921	13,072	657,176
Accumulated amortization as of January 1, 2009		(417,745)	(27,353)	—	—	—	(7,637)	(452,735)

Book value as of January 1, 2009		52,311	5,351	33,423	—	107,921	5,435	204,441
Additions internally developed		—	—	—	100,672	—	—	100,672
Other additions		18,648	13,834	11,571	—	66,916	7	110,976
Amortization (*1)		(8,359)	(33,690)	—	(20,218)	—	(1,072)	(63,339)
Disposals		(2)	—	—	—	—	—	(2)
Transfer from construction-in-progress		—	156,830	—	—	(156,830)	—	—
Effect of movements in exchange rates		—	(1,315)	—	—	960	—	(355)

Book value as of December 31, 2009	(Won)	62,598	141,010	44,994	80,454	18,967	4,370	352,393

Acquisition cost as of December 31, 2009	(Won)	488,682	198,367	44,994	100,672	18,967	13,079	864,761

Accumulated amortization as of December 31, 2009	(Won)	(426,084)	(57,357)	—	(20,218)	—	(8,709)	(512,368)

Remaining amortization period (year)		7.77	3.30	—	0.77	—	4.34

(*1)	The Group has classified the amortization as part of manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments

(a)	Credit risk

(i) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of Won)

	December 31, 2010		December 31, 2009	January 1, 2009

Cash and cash equivalents	(Won)	1,631,009	817,982	1,352,752
Trade accounts and notes receivable, net		3,000,661	2,950,245	2,014,700
Other accounts receivable, net		256,028	127,340	127,085
Other non-current accounts receivable		11,045	11,311	25,057
Available-for-sale financial assets		42,753	109,339	126,529
Financial assets at fair value through profit or loss		16,804	17,342	—
Deposits		49,792	20,395	19,237
Derivatives not used for hedging		9,254	2,737	64,223
Deposits in banks		1,503,000	2,500,000	2,055,000
Guarantee deposits with banks		13	13	13

	(Won)	6,520,359	6,556,704	5,784,596

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of Won)

	December 31, 2010		December 31, 2009	January 1, 2009

Domestic	(Won)	79,275	90,437	53,433
Euro-zone countries		456,145	659,613	430,822
Japan		265,732	222,397	165,699
United States		546,364	499,609	202,972
China		823,020	902,256	482,480
Taiwan		720,918	482,417	421,684
Others		109,207	93,516	257,610

	(Won)	3,000,661	2,950,245	2,014,700

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(ii) Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of Won)

	December 31, 2010			December 31, 2009		January 1, 2009
	Book Value		Impairment loss	Book Value	Impairment loss	Book Value	Impairment loss
Not past due	(Won)	2,905,600	(514)	2,887,013	(343)	1,958,998	(946)
Past due 1-15 days		25,628	(4)	57,637	(6)	50,009	(60)
Past due 16-30 days		43,820	(6)	756	(1)	4,760	(16)
Past due 31-60 days		21,369	(4)	1,421	—	1,356	(7)
More than 60 days		4,776	(4)	3,783	(15)	611	(5)

	(Won)	3,001,193	(532)	2,950,610	(365)	2,015,734	(1,034)

The movement in the allowance for impairment in respect of receivables during the reporting period was as follows:

(In millions of Won)

	2010		2009

Balance at the beginning of the year	(Won)	365	1,034
Bed debt expenses (reversal of allowance for doubtful accounts)		167	(669)

Balance at the end of the year	(Won)	532	365

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(b)	Liquidity risk

(i) The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of December 31, 2010

(In millions of Won)

	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	56,945	61,086	637	637	1,274	58,538	—
Unsecured bank loans		2,673,146	2,723,715	1,342,793	560,391	454,056	363,118	3,357
Unsecured bond issues		1,828,494	2,067,800	240,236	34,936	508,674	1,283,954	—
Financial assets at fair value through profit or loss		84,338	87,773	—	—	87,773	—	—
Trade accounts and notes payables		2,961,995	2,961,995	2,961,995	—	—	—	—
Other accounts payables		2,592,527	2,592,527	2,592,527	—	—	—	—
Other non-current payable		51,409	57,137	—	—	41,143	15,994	—
Derivative financial liabilities
Forward exchange contracts not used for hedging:
Outflow		—	489,080	489,080	—	—	—	—
Inflow		—	(488,124)	(488,124)	—	—	—	—

	(Won)	10,248,854	10,552,989	7,139,144	595,964	1,092,920	1,721,604	3,357

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii) As of December 31, 2010, there is no derivative designated as a cash flow hedge.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(c)	Currency risk

(i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2010
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	954	151	342	2	23	8	—
Trade accounts and notes receivable	2,570	7	69	—	14	—	—
Other accounts receivable	10	5	62	3,172	—	—	—
Available-for-sale financial assets	9	—	—	118	—	—	—
Financial assets at fair value through profit or loss	—	—	—	430	—	—	—
Other assets denominated in foreign currencies	1	196	13	12	—	67	1
Trade accounts payable	(1,638)	(15,683)	(90)	—	(2)	—	—
Other accounts payable	(73)	(16,622)	(270)	(18)	(12)	(12)	—
Other non-current accounts payable	(12)	—	—	—	(25)	—	—
Debts	(1,192)	(71,889)	(412)	—	(48)	—	—
Bonds	(345)	(9,965)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(74)	—	—	—	—	—	—

Gross statement of financial position exposure	210	(113,800)	(286)	3,716	(50)	63	1

Forward exchange contracts	(420)	—	—	—	—	—	—

Net exposure	(210)	(113,800)	(286)	3,716	(50)	63	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(c)	Currency risk, Continued

(In millions)	December 31, 2009
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	360	49	23	19	8	7	—
Trade accounts and notes receivable	2,433	23	—	—	31	—	—
Other accounts receivable	3	7	9	—	—	—	—
Available-for-sale financial assets	11	—	—	2,655	—	—	—
Financial assets at fair value through profit or loss	—	—	—	477	—	—	—
Other assets denominated in Foreign currencies	—	103	8	12	—	—	1
Trade accounts and notes payable	(1,326)	(12,717)	(33)	—	—	—	—
Other accounts payable	(167)	(9,536)	(226)	(35)	(2)	(7)	—
Other non-current accounts payable	(12)	—	—	—	(24)	—	—
Debts	(1,120)	(38,383)	(194)	—	(70)	—	—
Financial liabilities at fair value through profit or loss	(599)	—	—	—	—	—	—

Gross statement of financial position exposure	(417)	(60,454)	(413)	3,128	(57)	—	1

Forward exchange contracts	(175)	—	—	—	—	—	—

Net exposure	(592)	(60,454)	(413)	3,128	(57)	—	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(c)	Currency risk, Continued

(In millions)	January 1, 2009
	USD	JPY	CNY	TWD	EUR	PLN	HKD
Cash and cash equivalents	427	5,374	459	22	25	53	12
Trade accounts and notes receivable	1,535	1,427	—	—	11	—	—
Other accounts receivable	4	7	3	—	—	—	—
Available-for-sale financial assets	—	—	—	3,294	—	—	—
Other assets denominated in Foreign currencies	10	—	—	—	—	—	—
Trade accounts and notes payable	(511)	(6,384)	(158)	—	(6)	—	—
Other accounts payable	(252)	(40,398)	(254)	(20)	(2)	(10)	—
Other non-current accounts payable	(12)				(24)
Debts	(1,380)	—	(70)	—	(70)	—	—
Financial liabilities at fair value through profit or loss	(507)	—	—	—	—	—	—

Gross statement of financial position exposure	(686)	(39,974)	(20)	3,296	(66)	43	12

Forward exchange contracts	(245)	—	—	—	—	—	—
Currency swap	150	—	—	—	—	—	—

Net exposure	(781)	(39,974)	(20)	3,296	(66)	43	12

Significant exchange rates applied during the reporting periods are as follows:

(In Won)
	Average rate		Reporting date spot rate
	2010	2009	December 31, 2010		December 31, 2009	January 1, 2009
USD	1,156.62	1,276.62	(Won)	1,138.90	1,167.60	1,257.50
JPY	13.20	13.64		13.97	12.63	13.94
CNY	170.84	186.88		172.50	171.06	184.09
TWD	36.71	38.62		39.08	36.29	38.39
EUR	1,533.33	1,774.27		1,513.60	1,674.28	1,776.22
PLN	383.99	410.69		381.77	405.18	426.18
SGD	848.84	876.79		884.00	831.27	875.54
HKD	148.88	164.69		146.35	150.56	162.25

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(c)	Currency risk, Continued

(ii) Sensitivity analysis

A weakening of the Won, as indicated below, against the following currencies which comprise the Group’s financial assets or liabilities denominated foreign currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit or loss before tax are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009
	Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(12,030)	(39,344)	(135,023)	(158,945)
JPY (5 percent weakening)	(79,494)	(78,810)	(62,406)	(62,003)
CNY (5 percent weakening)	(2,463)	—	(5,187)	(1,659)
TWD (5 percent weakening)	7,261	6,410	5,676	4,781
EUR (5 percent weakening)	(3,856)	(4,837)	(10,696)	(13,230)
PLN (5 percent weakening)	1,224	1,405	16	124
SGD (5 percent weakening)	31	—	29	—

A strengthening of the Won against the above currencies as of December 31, 2010 and 2009 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest rate risk

(i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2010 is as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Fixed rate instruments
Financial assets	(Won)	3,268,887	3,409,459	3,534,281
Financial liabilities		(1,584,533)	(2,021,981)	(2,093,064)

	(Won)	1,684,354	1,387,478	1,441,217

Variable rate instruments
Financial liabilities	(Won)	(3,058,390)	(2,057,750)	(1,928,842)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(d)	Interest rate risk, Continued

(ii) Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

(iii) Cash flow sensitivity analysis for variable rate instruments

For the years ended December 31, 2010 and 2009, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of Won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2010
Variable rate instruments	(Won)	(30,584)	30,584	(30,584)	30,584

Cash flow sensitivity (net)	(Won)	(30,584)	30,584	(30,584)	30,584

December 31, 2009
Variable rate instruments	(Won)	(20,578)	20,578	(20,578)	20,578
Interest rate swap		592	(592)	592	(592)

Cash flow sensitivity (net)	(Won)	(19,986)	19,986	(19,986)	19,986

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(e)	Fair values

(i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

(In millions of Won)	December 31, 2010			December 31, 2009		January 1, 2009
	Carrying amounts		Fair values	Carrying amounts	Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	42,753	42,753	109,339	109,339	126,529	126,529
Financial assets at fair value through profit or loss		16,804	16,804	17,342	17,342	—	—
Interest rate swaps		—	—	63	63	—	—
Cross currency swap		—	—	—	—	39,649	39,649
Other forward exchange contracts		9,254	9,254	2,674	2,674	24,574	24,574

	(Won)	68,811	68,811	129,418	129,418	190,752	190,752

Assets carried at amortized cost
Cash and cash equivalents	(Won)	1,631,009	1,631,009	817,982	817,982	1,352,752	1,352,752
Trade accounts and notes receivable		3,000,661	3,000,661	2,950,245	2,950,245	2,014,700	2,014,700
Other accounts receivable		256,028	256,028	127,340	127,340	127,085	127,085
Deposits in banks		1,503,000	1,503,000	2,500,000	2,500,000	2,055,000	2,055,000
Deposits		49,792	49,792	20,395	20,395	19,237	19,237
Others		13	13	13	13	195	195

	(Won)	6,440,503	6,440,503	6,415,975	6,415,975	5,568,969	5,568,969

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	84,338	84,338	699,861	699,861	637,040	637,040
Interest rate swaps		—	—	3,761	3,761	8,017	8,017
Cross currency swap		—	—	—	—	6,576	6,576
Other forward exchange contracts		956	956	—	—	4,051	4,051

	(Won)	85,294	85,294	703,622	703,622	655,684	655,684

Liabilities carried at amortized cost
Secured bank loans	(Won)	56,945	56,945	—	—	—	—
Unsecured bank loans		2,673,146	2,672,790	2,292,146	2,294,969	1,938,692	1,938,676
Unsecured bond issues		1,828,494	1,859,102	1,087,724	1,101,201	1,446,174	1,446,174
Trade accounts and notes payable		2,961,995	2,961,995	2,031,422	2,031,422	988,012	988,012
Other accounts payable		2,592,527	2,592,527	1,596,135	1,596,135	2,043,570	2,043,570
Other non-current liabilities		51,409	55,920	52,972	59,481	53,908	57,479

	(Won)	10,164,516	10,199,279	7,060,399	7,083,208	6,470,356	6,473,911

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(e)	Fair values, Continued

(ii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2010	December 31, 2009	January 1, 2009
Derivatives	3.31%	3.78%	5.59%
Debentures, loans and borrowings	3.58%	3.75%	6.33%

(iii) Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:  ☐

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of Won)
	Level 1		Level 2	Level 3	Total
December 31, 2010
Available-for-sale financial assets	(Won)	16,668	—	26,085	42,753
Financial assets at fair value through profit or loss		16,804	—	—	16,804
Derivative financial assets		—	9,254	—	9,254

	(Won)	33,472	9,254	26,085	68,811

Financial liabilities at fair value through profit or loss	(Won)	—	(956)	—	(956)
Derivative financial liabilities		(84,338)	—	—	(84,338)

	(Won)	(84,338)	(956)	—	(85,294)

(In millions of Won)
	Level 1		Level 2	Level 3	Total
December 31, 2009
Available-for-sale financial assets	(Won)	17,945	—	91,394	109,339
Financial assets at fair value through profit or loss		—	—	17,342	17,342
Derivative financial assets		—	2,737	—	2,737

	(Won)	17,945	2,737	108,736	129,418

Derivative financial liabilities	(Won)	—	(3,761)	—	(3,761)
Financial liabilities at fair value through profit or loss		(699,861)	—	—	(699,861)

	(Won)	(699,861)	(3,761)	—	(703,622)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

13.	Financial Instruments, Continued

(e)	Fair values, Continued

(In millions of Won)
	Level 1		Level 2	Level 3	Total
January 1, 2009
Available-for-sale financial assets	(Won)	74	—	126,455	126,529
Derivative financial assets		—	64,223	—	64,223

	(Won)	74	64,223	126,455	190,752

Derivative financial liabilities	(Won)	—	(18,644)	—	(18,644)
Financial liabilities at fair value through profit or loss		(637,040)	—	—	(637,040)

	(Won)	(637,040)	(18,644)	—	(655,684)

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

In order to determine the fair value of Level 3 instruments, management used a valuation technique in which all significant inputs were based on unobservable market data. The fair values of the Level 3 instruments have been computed using binominal tree model considering the financial conditions of the invested companies and by discounting estimated cash flows from stock using yield rate that reflects invested companies’ credit risks. Since the financial assets at fair value through profit or loss of Level 3 became tradable in an active market this year, the level of the financial asset has changed from level 3 to level 1 in 2010.

Changes in Level 3 instruments for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)				Net realized/unrealized gains included in			December 31, 2010
	January 1, 2010		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels
December 31, 2010
Available-for-sale financial assets	(Won)	91,394	(56,548)	(380)	(8,381)	—	26,085
Financial assets at fair value through profit or loss		17,342	—	(538)	—	(16,804)	—

(In millions of Won)				Net realized/unrealized gains included in			December 31, 2009
	January 1, 2009		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels
December 31, 2010
Available-for-sale financial assets	(Won)	126,455	—	(6,658)	(28,403)	—	91,394
Financial assets at fair value through profit or loss		—	14,404	2,906	32	—	17,342

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Current
Short-term borrowings	(Won)	1,213,462	770,914	601,068
Current portion of long-term debt		886,561	532,796	553,169
Current portion of convertible bonds		—	699,861	—
Derivatives not used for hedging		956	3,761	16,048

	(Won)	2,100,979	2,007,332	1,170,285

Non-current
Won denominated borrowings	(Won)	19,143	339,922	25,881
Foreign currency denominated borrowings		810,925	1,038,179	1,216,775
Bonds		1,628,494	698,059	987,973
Convertible bonds		84,338	—	637,040
Derivatives not used for hedging		—	—	2,596

	(Won)	2,542,900	2,076,160	2,870,265

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of Won, USD, JPY and CNY)
Lender	Annual interest rate as of December 31, 2010 (*1)	December 31, 2010		December 31, 2009		January 1, 2009
Korea Development Bank and others (*2)	LIBOR+0.75%	(Won)	12,139		229,787		601,068
China Communication Bank and others	90% of the Basic Rate published by the People’s Bank of China, 6ML+0.65~1.99%, 3ML+1.8% 90% of the Basic Rate published by the People’s Bank of China, 6ML+2%, 3ML+1.6% 6ML+0.65~1.9%		162,115		—		—

Mizuho Bank	3ML+1.1%		55,574		—		—
Shinhan Bank and others	3ML+1.6%		97,796		189,423		—
	6ML+0.65~0.9%		545,419		220,140		—
	5.29%		711		—		—
Bank of Tokyo-Mitsubishi UFJ	3ML+1.0%		69,854		63,141		—
	6ML+1.2%		69,854		—		—
Korea Exchange Bank	6ML+1.18%		—		34,027		—
Woori Bank	5.13%		200,000		—		—
Other related party	1.15%		—		34,396		—

Foreign currency equivalent		USD	95	USD	245	USD	478
		JPY	63,889	JPY	38,383		—
		CNY	71		—		—

		(Won)	1,213,462		770,914		601,068

(*1)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(*2)	The amount of current and outstanding trade accounts and notes receivable, arising from the Controlling Company’s export sales to the Controlling Company’s subsidiaries, sold to financial institutions by the Controlling Company is JPY869 million ((Won)12,139 million) as of December 31, 2010. The proceeds from the sale of these accounts receivable current and outstanding are recorded as short-term borrowings. For the year ended December 31, 2010, the Group has recognized (Won)603 million as interest expense in relation to the short-term borrowings resulting from the sale of accounts receivable.

(c)	Local currency long-term debt at the reporting date is as follows:

(In millions of Won)
Lender	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009	January 1, 2009
The Export-Import Bank of Korea	6.08%	(Won)	—	—	9,850
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%		16,008	18,380	18,982
Korea Development Bank	KDBBIR+0.77%		—	7,500	37,500
	KDBBIR+3.29%		—	120,000	—
Woori Bank	5.43%		—	200,000	—
	3-year Korean Treasury Bond rate less 1.25%		4,048	3,914	—
	2.75%		2,883	—	—
Hana Bank	1.23%, 4.18%		300	—	—
Less current portion of long-term debt			(4,096)	(9,872)	(40,451)

		(Won)	19,143	339,922	25,881

(*)	KDBBIR represents Korea Development Bank Benchmark Interest Rates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(d)	Foreign currency long-term debt at the reporting date is as follows:

(In millions of Won, USD, JPY, CNY and EUR)
Lender	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009		January 1, 2009
China Communication Bank and others	6ML+0.68~1.99% 3M EURIBOR+0.6%, 90%~95% of the Basic Rate published by the People’s Bank of China	(Won)	145,917		249,034		277,867
The Export-Import Bank of Korea	6ML+0.69%		51,251		58,380		62,875
	6ML+1.78%		56,945		—		—
Korea Development Bank	3ML+0.66%~2.79%		271,212		163,464		176,050
Kookmin Bank and others	3ML+0.35~0.53%		455,560		467,040		503,000
	6ML+0.41%		227,780		233,520		251,500
Sumitomo Bank Ltd.	3ML+1.80%		284,725		—		—

Foreign currency equivalent		USD	1,097	USD	875	USD	902
		CNY	341	CNY	194	CNY	70
		EUR	48	EUR	70	EUR	70
		JPY	8,000		—		—

Less current portion of long-term debt			(682,465)		(133,259)		(54,517)

		(Won)	810,925		1,038,179		1,216,775

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(e)	Details of the Controlling Company’s debentures issued and outstanding at the reporting date are as follows:

(In millions of Won and USD)
	Maturity	Annual interest rate as of December 31, 2010	December 31, 2010		December 31, 2009		January 1, 2009
Local currency debentures(*)
Publicly issued debentures	November 2012~ December 2015	4.77~5.89%	(Won)	1,100,000		890,000		850,000
Privately issued debentures	May 2011	5.30%		200,000		200,000		600,000
Less discount on debentures				(3,699)		(2,276)		(3,826)
Less current portion of debentures				(200,000)		(389,665)		(458,201)

			(Won)	1,096,301		698,059		987,973

Foreign currency debentures(*)
Floating-rate bonds	August 2012 ~ April 2013	3ML+1.80~2.40%	(Won)	538,323		—		—

Foreign currency equivalent			USD	350		—		—
			JPY	10,000		—		—

Less discount on bonds				(6,130)		—		—

			(Won)	532,193		—		—

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	84,338		699,861		637,040

Foreign currency equivalent			USD	74	USD	599	USD	507

Less current portion of convertible bonds				—		(699,861)		—

			(Won)	84,338		—		637,040

			(Won)	1,712,832		698,059		1,625,013

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Group redeemed local currency debentures with their face value amounting to (Won)390,000 million and issued new publicly and privately issued debentures amounting to (Won)600,000 million, JPY10,000 million and USD350 million for the year ended December 31, 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(f)	Details of the convertible bonds are as follows:

Terms and Conditions

Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won) per share	(Won)48,075
Issued amount	USD550 million
Residual amount after put options exercised	USD66 million
Fair value as of December 31, 2010	USD74 million
Amount at maturity	USD77 million

The Group designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss at transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the year ended December 31, 2010, put options attached to the convertible bonds amounting to USD484 million were exercised and the Group repaid USD531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Group measured the convertible bonds at their fair value using the market quotes available at Bloomberg and it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified as non-current liabilities.

The Group is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Group’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,251 to (Won)48,075 per share due to the Controlling Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2009.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

14.	Financial Liabilities, Continued

(f)	Details of the convertible bonds are as follows, Continued:

At the reporting date, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)	December 31, 2010		December 31, 2009	January 1, 2009

Convertible bonds (*)	(Won)	61,617,600,000	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,075	48,251	48,760
Common shares to be issued		1,281,697	10,641,851	10,530,762

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million and USD550 million as of December 31, 2010 and 2009, respectively.

(g)	Aggregate maturities of the Group’s financial liabilities as of December 31, 2010 are as follows:

(In millions of Won)
Period	Local currency long-term debt		Foreign currency long-term debt	Local currency debentures	Foreign currency debentures	Total

Within 1 year	(Won)	4,096	682,465	200,000	—	886,561
1~5 year		15,945	810,925	1,628,494	84,338	2,539,702
Thereafter		3,198	—	—	—	3,198

	(Won)	23,239	1,493,390	1,828,494	84,338	3,429,461

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009

Changes in inventories	(Won)	(547,436)	(531,108)
Purchase of raw material and merchandise		16,490,526	12,844,666
Depreciation and amortization		2,925,379	2,842,066
Labor costs		1,912,188	1,388,974
Supplies and others		1,057,995	786,213
Outsourcing fee		103,424	55,106
Shipping costs		414,563	420,487
Utility expense		480,605	373,117
Fees and commissions		372,096	326,621
A/S expenses		190,018	130,742
Others		734,239	583,723

	(Won)	24,133,597	19,220,607

Total expenses, except exchange differences, consist of cost of sales, selling, administrative, research and development expenses and others.

For the year ended December 31, 2010, other income and other expenses contained exchange differences amounting to (Won)1,465,830 million and (Won)1,550,909 million, respectively (the year ended December 31, 2009 : (Won)1,336,721 million and (Won)1,172,296 million, respectively).

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009

Salaries	(Won)	206,768	160,442
Expenses related to defined benefit plan		14,268	8,394
Other employee benefit		54,564	40,534
Shipping costs		332,046	350,352
Fees and commissions		99,478	82,430
Depreciation		142,963	44,405
Taxes and dues		24,267	9,153
Advertising		87,945	59,545
Sales promotion		7,151	8,124
A/S expenses		190,018	130,742
Others		207,943	143,784

	(Won)	1,367,411	1,037,905

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

17.	Employee Benefits

The Group maintains a defined benefit plan that provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group. Current severance pay scheme, if legal requirements are satisfied, allows interim settlement upon election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Present value of partially funded defined benefit obligations	(Won)	360,540	260,166	206,703
Fair value of plan assets		(281,825)	(175,869)	(131,301)

	(Won)	78,715	84,297	75,402

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Opening defined benefit obligations	(Won)	260,166	206,703
Current service cost		87,928	63,292
Interest cost		14,711	14,731
Actuarial losses on plan liabilities (before tax)		(2,983)	20,386
Benefit payment		(13,866)	(46,589)
Transfers from related parties		1,806	1,643
Past service cost (*)		12,778	—

Closing defined benefit obligations	(Won)	360,540	260,166

(*)	The Group adopted a defined benefit plan at date of January 2, 2010 and recognized all past service immediately.

Defined benefit obligations are discounted using the rates of high quality corporate bonds.

(c)	Changes in fair value of plan assets for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)
	2010		2009
Opening fair value of plan assets	(Won)	175,869	131,301
Expected return on plan assets		12,946	4,911
Actuarial gains on plan assets (before tax)		1,497	1,495
Contributions by employer directly to plan assets		100,000	63,000
Contributions directly from employer cash flow		5,379	21,634
Benefit payment		(13,866)	(46,472)

Closing fair value of scheme assets	(Won)	281,825	175,869

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of Won)	December 31, 2010		December 31, 2009	January 1, 2009
Deposits with financial institution	(Won)	281,825	175,869	131,301

(e)	Expenses recognized in profit and loss for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)	2010		2009
Current service cost	(Won)	87,928	63,292
Interest cost		14,711	14,731
Expected return on plan assets		(12,946)	(4,911)
Past service cost		12,778	—

	(Won)	102,471	73,112

The expense is recognized in the following line items in the statement of comprehensive income:

(In millions of Won)	2010		2009
Cost of sales	(Won)	81,225	60,202
Selling expenses		6,268	3,869
Administrative expenses		7,531	4,484
Research and development expenses		7,447	4,557

	(Won)	102,471	73,112

(f)	Cumulative amount of actuarial gain and loss recognized in other comprehensive income for the years ended December 31, 2010 and 2009 is as follows:

(In millions of Won)	2010		2009
Cumulative amount at January 1	(Won)	(14,443)	—
Recognized during the period		3,166	(14,443)

Cumulative amount at December 31	(Won)	(11,277)	(14,443)

The defined benefit obligations are initially recognized at January 1, 2009 by actuarial calculation on the first time adoption of K-IFRS.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

17.	Employee Benefits, Continued

(g)	Principal actuarial assumptions for the reporting period (expressed as weighted averages) are as follows:

	December 31, 2010	December 31, 2009	January 1, 2009

Expected rate of salary increase	5.6%	7.0%	7.0%
Discount rate for defined benefit obligations	5.5%	5.9%	7.1%
Expected long-term rate of return on assets	4.4%	6.7%	3.7%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2010	December 31, 2009	January 1, 2009
The twenties	Males	0.02%	0.07%	0.07%
	Females	0.01%	0.04%	0.04%
The thirties	Males	0.02%	0.08%	0.08%
	Females	0.01%	0.04%	0.04%
The forties	Males	0.04%	0.16%	0.16%
	Females	0.02%	0.07%	0.07%
The fifties	Males	0.09%	0.44%	0.44%
	Females	0.05%	0.16%	0.16%

The overall expected long-term rate of return on assets is 4.4 percent. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

18.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of Won)
	December 31, 2010		December 31, 2009	January 1, 2009
Current liabilities
Advances received	(Won)	44,879	30,805	17,155
Withholdings		18,554	20,881	15,675
Share-based payment liabilities		473	315	114

	(Won)	63,906	52,001	32,944

Non-current liabilities
Long-term accrued expenses	(Won)	10,041	10,980	16.471
Other long-term employee benefits		16,031	7,615	—
Long-term unearned revenues		—	88	18,440
Long-term other accounts payable		306,475	400,106	519,164

	(Won)	332,547	418,789	554,075

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

19.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Exchange Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,425 million ((Won)1,622,933 million) in connection with its export sales transactions. As of December 31, 2010, accounts and notes receivable amounting to JPY869 million ((Won)12,139 million) were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million ((Won)683,340 million). The Controlling Company joined this program in April 2007. For the year ended December 31, 2010, no accounts and notes receivable were sold under this program

The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could negotiate its accounts receivables with Shinhan Bank up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions.

LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, has an agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD250 million ((Won)284,725 million). As of December 31, 2010, accounts and notes receivable amounting to USD235 million ((Won)267,642 million) were sold but are not past due. LG Display Taiwan Co., Ltd. has an agreement with Taishin International Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD710 million ((Won)808,619 million). As of December 31, 2010, accounts and notes receivable amounting to USD272 million ((Won)309,781 million) were sold but are not past due. In addition, LG Display Taiwan Co., Ltd. has agreements with Citibank and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD31 million ((Won)35,306 million) and USD260 million ((Won)296,114 million), respectively. As of December 31, 2010, accounts and notes receivable amounting to USD26 million ((Won)29,611 million) and USD100 million ((Won)113,890 million) were sold but are not past due, respectively. LG Display Shanghai Co., Ltd. has an agreement with BNP Paribas for accounts receivable sales negotiating facilities of up to an aggregate of USD100 million ((Won)113,890 million). As of December 31, 2010, accounts and notes receivable amounting to USD74 million ((Won)84,279 million) were sold but are not past due. In July 2010, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited. As of December 31, 2010, accounts and notes receivable amounting to USD176 million ((Won)200,446 million) are sold, but current and outstanding. In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD250 million ((Won)284,725 million). As of December 31, 2010, accounts and notes receivable amounting to USD250 million ((Won)284,725 million) were sold but are not past due. In addition, the Controlling Company has an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD100 million ((Won)113,890 million). As of December 31, 2010, the amount of accounts and notes receivable sold but not past due is zero. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2010, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD110 million ((Won)125,279 million), USD20 million ((Won)22,778 million) with China Construction Bank, USD210 million ((Won)239,169 million) with Shinhan Bank, JPY14,154 million ((Won)197,743 million) with Woori Bank, USD80 million ((Won)91,112 million) with Bank of China, USD104 ((Won)118,446 million) million with Hana Bank and JPY11,598 million ((Won)162,027 million) with Sumitomo Mitsui Banking Corporation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

19.	Commitments, Continued

Payment guarantees

The Controlling Company receives a payment guarantee amounting to USD8.5 million ((Won)9,681 million) from Royal Bank of Scotland in connection with value added tax payments in Poland. As of December 31, 2010, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR48 million ((Won)73,351 million) term loan credit facility of LG Display Poland Sp. zo.o. LG Display Poland Sp. zo.o. is provided with a payment guarantee amounting to PLN250 million ((Won)95,443 million) by Nordea Bank and others for the “Simplified Procedure” (deferral of VAT payment), and the Controlling Company provides payment guarantee to Nordea Bank and others in connection with their payment guarantee. In addition, the Controlling Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and other subsidiaries’ term loan credit facilities with an aggregate amount of USD17 million ((Won)19,361 million) for principals and related interests.

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD203 million ((Won)231,197 million), EUR3.6 million ((Won)5,449 million), JPY6,700 million ((Won)93,604 million), and CNY58 million ((Won)10,005 million), respectively, with Mizuho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and other subsidiaries are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD5 million ((Won)5,695 million), JPY1,300 million ((Won)18,162 million), CNY2,225 million ((Won)383,813 million) and PLN250 million ((Won)95,443 million) respectively, for their local tax payments.

License agreements

As of December 31, 2010, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In January 2009, April and December 2010, the Controlling Company entered into long-term supply agreements with Apple, Inc. to supply LCD panels for five years, respectively. In connection with the agreements, the Controlling Company received long-term advances of USD830 million ((Won)945,287 million) from Apple, Inc. in aggregate, which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD200 million ((Won)227,780 million) from Industrial Bank of Korea relating to a long-term advances received from Apple, Inc.

Pledged Assets

The Controlling Company pledged a part of its OLED machinery to the Export-Import Bank of Korea regarding the loan of credit up to USD50 million ((Won)56,945 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

20.	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Group filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. On March 8, 2007, AU Optronics Corp. filed a counter-claim against the Group in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against the Group for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware (the “Court”) on March 31, 2008.

The Court bifurcated the trial between AU Optronics Corp. and Chi Mei Optoelectronics Corp. holding the first trial against AU Optronics Corp. on June 2, 2009. Although the Group had a total of nine patents to be tried and AU Optronics Corp. had a total of seven patents to be tried in the first trial against AU Optronics Corp., the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Court found that the four AU Optronics Corp. patents were valid and were infringed by the Group, and on April 30, 2010, the Court further found that the Group’s four patents were valid but were not infringed by AU Optronics Corp. In October and November 2010, the Company filed a motion for reconsideration as to the court’s findings on the AU Optronics Corp.’s patents and the Company’s patents respectively. However, the final judgment has not yet been rendered. Once all findings by the Court have been issued, the Group will review all available options including appeal. The Group is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Group, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2010, the Group is unable to predict the ultimate outcome of this case.

Anti-trust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

20.	Contingencies, Continued

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. The Controlling Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. On December 8, 2010, the European Commission issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. In January 2011, a hearing was held regarding the Canadian direct and indirect purchasers’ motion for class certification. The court has not yet ruled on the motion.

Additionally separate claims were filed by AT&T Corp., Motorola, Inc., Best Buy Co., Inc. and their respective related entities, all of which have been transferred to the MDL Proceedings. In addition, several state governments including the state of New York filed claims against the Controlling Company and other LCD panel manufacturing companies.

In February 2007, regarding the anti-competitive practices in LCD panel pricing, the Controlling Company and certain of its current and former officers and directors were named as defendants in two purported class action complaints filed in the U.S. District Court for the Southern District of New York by the shareholders of the Controlling Company, alleging that the Controlling Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934. In May 2010, the Controlling Company reached an agreement in principle with the class plaintiffs to settle the action, and a fairness hearing will be held on March 17, 2011 regarding the settlement.

While the Controlling Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Controlling Company. The Controlling Company has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Controlling Company. Some of the information usually required by K-IFRS 1037 Provision, Contingent Liabilities and Contingent Assets is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

21.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2010, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock from January 1, 2010 to December 31, 2010.

(b)	Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

(c)	Dividends

The Controlling Company paid dividends of (Won)178,908 million ((Won)500 per share) in 2010 and the dividends of (Won)178,908 million ((Won)500 per share) is determined by the board of directors in 2011 but have not been paid yet. There are no income tax consequences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

22.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	2010		2009
Short-term benefits	(Won)	2,183	1,943
Expenses related to Defined benefit plan		360	272
Other long-term benefits		606	501

	(Won)	3,149	2,716

Key management refers to the registered directors who have significant control and responsibilities over the Group’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related parties for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	Sales and others			Purchases and others
	2010		2009	2010	2009
Subsidiaries	(Won)	21,025,952	17,521,399	3,237,224	790.839
Joint ventures		1,163,265	839,290	27,605	3,279
Associates		7	16	1,550,269	1,142,932
LG Electronics		5,845,037	4,652,913	555,569	230,238
Other related parties		174,521	479,652	317,837	768,977

	(Won)	28,208,782	23,493,270	5,688,504	2,936,265

Account balances with related parties at the reporting date are as follows:

(In millions of Won)

	Trade accounts and notes receivable and others				Trade accounts and notes payable and others
	December 31, 2010		December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009

Subsidiaries	(Won)	3,609,801	2,713,663	1,257,958	405,814	108,156	279,572
Joint ventures		145,093	109,572	9,943	478,009	297,717	—
Associates		—	3	1	243,357	164,268	58,222
LG Electronics		634,570	719,798	442,943	138,484	51,738	82,370
Other related parties		—	76,314	46,345	3,870	103,740	94,680

	(Won)	4,389,464	3,619,350	1,757,190	1,269,534	725,619	514,844

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

23.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

Export sales represent approximately 93.3% of total sales for the year ended December 31, 2010.

The following is a summary of sales by region based on the location of the customers for the year ended December 31, 2010 and 2009.

(a)	Revenue by geography

(In millions of Won)

Region	2010		2009
Domestic	(Won)	1,705,130	1,204,621
Foreign
China		14,076,853	10,503,680
Asia (excluding China)		2,752,117	2,086,808
United States		2,852,204	2,491,439
Europe		4,125,231	3,751,153

	(Won)	25,511,535	20,037,701

Sales to LG Electronics constituted 22.9% of total revenue for the year ended December 31, 2010 (the year ended December 31, 2009: 23.2%). The Group’s top ten end-brand customers together accounted for 75.8% of the sales for the year ended December 31, 2010 (the year ended December 31, 2009: 76.5%)

(b)	Non-current assets by geography

(In millions of Won)

	December 31, 2010
Region	Property, plant and equipment		Intangible assets
Domestic	(Won)	11,690,716	520,152
Foreign
China		945,864	19,105
Others		178,821	644

Sub total	(Won)	1,124,685	19,749

Total	(Won)	12,815,401	539,901

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

23.	Geographic and Other Information, Continued

(b)	Non-current assets by geography, Continued

(In millions of Won)

	December 31, 2009
Region	Property, plant and equipment		Intangible assets
Domestic	(Won)	8,730,263	340,885
Foreign
China		601,913	10,058
Others		264,321	1,450

Sub total	(Won)	866,234	11,508

Total	(Won)	9,596,497	352,393

(In millions of Won)
	January 1, 2009
Region	Property, plant and equipment		Intangible assets
Domestic	(Won)	8,431,214	199,087
Foreign
China		522,876	2,696
Others		288,288	2,658

Sub total	(Won)	811,164	5,354

Total	(Won)	9,242,378	204,441

(c)	Revenue by product

(In millions of Won)

Product	2010		2009
Panels for:
Notebook computers	(Won)	4,424,440	3,567,522
Desktop monitors		5,389,736	4,639,506
TFT-LCD televisions		14,078,665	10,965,318
Mobile and others		1,618,694	865,355

	(Won)	25,511,535	20,037,701

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

24.	Revenue

Details of revenue for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	2010		2009

Sales of goods	(Won)	25,467,963	19,989,116
Royalty		22,552	22,024
Others		21,020	26,561

	(Won)	25,511,535	20,037,701

25.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	2010		2009

Rental income	(Won)	4,305	4,116
Foreign currency gain		1,465,830	1,336,721
Gain on disposal of investments, net		—	11
Gain on disposal of property, plant and equipment		1,387	486
Gain on disposal of intangible assets		—	9
Reversal of allowance for doubtful accounts for other receivables		—	548
Others		11,921	23,663

	(Won)	1,483,443	1,365,554

(b)	Details of other expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	2010		2009

Other bad debt expenses	(Won)	65	2
Foreign currency loss		1,550,909	1,172,296
Loss on disposal of property, plant and equipment		415	234
Impairment loss on property, plant, and equipment		—	664
Anti-trust related expenses and others		310,142	296,950

	(Won)	1,861,531	1,470,146

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	2010		2009

Salaries and wages	(Won)	1,569,137	1,140,809
Other employee benefits		297,366	194,901
Contributions to National Pension plan		40,553	31,308
Expenses related to defined benefit plan		102,471	73,112
Cash-settled share-based payment		157	201

	(Won)	2,009,684	1,440,331

27.	Share-based Payment

(a)	The terms and conditions of share-based payment arrangement as of December 31, 2010 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	1.25 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Group before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

27.	Share-based Payment, Continued

(b)	The changes in the number of SARs outstanding for the years ended December 31, 2010 and 2009 are as follows:

(In number of shares)

	2010	2009

Balance at beginning of year	110,000	110,000
Forfeited or cancelled	—	—
Outstanding at end of year	110,000	110,000
Exercisable at end of year	110,000	110,000

(c)	In connection with the Group’s first adoption of K-IFRS, the Group accounted for SARs at its fair value. The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2010	December 31, 2009	January 1, 2009
Risk free rate (*1)	2.89%	3.48%	3.26%
Expected term (*2)	1.0 year	1.1 year	1.3 year
Expected volatility	35.20%	55.57%	53.20%
Expected dividends (*3)	0%	0%	0%
Fair value per share	(Won)4,296	(Won)2,865	(Won)1,039
Total carrying amount of liabilities (*4)	(Won)472,527,182	(Won)315,126,395	(Won)114,300,015

(*1)	Risk-free rates are interest rates of Korean government bonds with maturity of one year.
(*2)	As of December 31, 2010, the remaining contractual life is 15 months and the expected term is determined as 1 year.
(*3)	The Controlling Company did not pay any dividends from 2000 to 2006 and, accordingly, expected dividend used is 0% despite recent dividend yields of 1.6%, 2.3% and 1.3% in 2007, 2008 and 2009, respectively.
(*4)	As of December 31, 2010, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d)	The Group recognized stock compensation cost of (Won)157 million as administrative expenses for the year ended December 31, 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

28.	Finance income and Finance costs

(a)	Finance income and costs recognized in profit and loss for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	2010		2009
Finance income
Interest income of financial assets measured at amortized cost	(Won)	90,129	119,642
Interest income of available-for-sale securities		1,074	3,285
Dividend income		48	—
Foreign currency gain		146,563	206,592
Gain on sale of Investments in equity accounted investees		2,506	295
Gain on valuation of financial assets at fair value through profit or loss		668	2,907

	(Won)	240,988	332,721

Finance costs
Interest expense of financial liabilities measured at amortized costs	(Won)	99,659	112,632
Foreign currency loss		170,307	108,483
Loss on sale of available-for-sale securities		854	5
Loss on redemption of debentures		4,138	173
Loss on valuation of financial assets at fair value through profit or loss		1,729	—
Loss on valuation of financial liabilities as fair value through profit or loss		2,419	108,363
Loss on derivatives		—	9,727
Loss on sale of trade accounts and notes receivable		9,366	4,307
Loss on sale of investments in equity accounted investees		—	165

	(Won)	288,472	343,855

(b)	Finance income and costs recognized in other comprehensive income (loss) for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	2010		2009
Change in cumulative translation adjustments	(Won)	6,735	(37,175)
Loss on valuation of available-for-sale securities		12,063	(24,367)
Gain on cash flow hedges		—	2,534
Tax effect		(3,793)	6,423

	(Won)	15,005	(52,585)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

29.	Income Tax Expense

(a)	Details of Income tax benefit for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	2010		2009
Current tax expense	(Won)	253,436	202,174
Deferred tax benefit		(147,101)	(306,992)

Income tax expense	(Won)	106,335	(104,818)

(b)	Income tax recognized directly in other comprehensive income for the years ended December 31, 2010 and 2009 is as follows:

(In millions of Won)	2010
	Before tax		Tax benefit (expense)	Net of tax
Gain on valuation of available-for-sale securities	(Won)	12,063	(2,987)	9,076
Defined benefit plan actuarial loss		4,480	(1,314)	3,166
Cumulative translation differences		6,735	(806)	5,929
Gain on sales of own shares of associated accounted for using the equity method		810	—	810

	(Won)	24,088	(5,107)	18,981

(In millions of Won)	2009
	Before tax		Tax benefit (expense)	Net of tax
Loss on valuation of available-for-sale securities	(Won)	(24,367)	6,231	(18,136)
Defined benefit plan actuarial loss		(18,927)	4,484	(14,443)
Cumulative translation differences		(37,175)	806	(36,369)
Gain on valuation of cash flow hedges		2,534	(614)	1,920

	(Won)	(77,935)	10,907	(67,028)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

29.	Income Tax Expense, Continued

(c)	Reconciliation of effective tax rate at the reporting date is as follows:

(In millions of Won)

	2010			2009
Profit for the period		(Won)	1,159,234			1,117,778
Income tax expense (benefit)			106,335			(104,818)

Profit excluding income tax		(Won)	1,265,569			1,012,960

Income tax using the Controlling Company’s domestic tax rate	24.20%	(Won)	306,268	24.20%	(Won)	245,136
Effect of tax rates in foreign jurisdictions	1.24%		15,732	1.87%		18,981
Non-deductible expenses	7.69%		97,268	3.58%		36,268
Tax credits	(24.33%)		(307,911)	(37.07%)		(375,544)
Change in tax rates	(0.85%)		(10,798)	(0.85%)		(8,612)
Tax effects on unrealized inter-company profit	0.54%		6,871	(1.79%)		(18,106)
Others	(0.09%)		(1,095)	(0.29%)		(2,941)

Income tax expense (benefit)		(Won)	106,335		(Won)	(104,818)

30.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2010, the Controlling Company did not recognize the deferred tax liabilities of the temporary differences amounting to (Won)181,342 on investments in subsidiaries since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, the Group did not recognize deferred income taxes on the temporary differences.

(b)	Unrecognized deferred tax assets

The Controlling Company did not recognize deferred income taxes on temporary differences related to the cumulative loss of subsidiary, as the possibility of recovering the deferred tax assets amounting to (Won)439,798, through events such as disposal of the related investments in foreseeable future, is remote.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

30.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of Won)	Assets				Liabilities			Total
	December, 31, 2010		December, 31, 2009	January, 1, 2010	December, 31, 2010	December, 31, 2009	January, 1, 2009	December, 31, 2010	December, 31, 2009	January, 1, 2009
Other accounts receivable, net	(Won)	—	—	—	(5,919)	(11,512)	(22,023)	(5,919)	(11,512)	(22,023)
Inventories, net		17,942	19,765	25,577	—	—	—	17,942	19,765	25,577
Available-for-sale financial assets		2,199	5,186	—	(6,983)	(4,488)	(1,045)	(4,784)	698	(1,045)
Defined benefit obligation		3,829	5,052	1,137	—	—	—	3,829	5,052	1,137
Investments in equity accounted investees		12,041	11,660	—	—	—	(6,446)	12,041	11,660	(6,446)
Derivative instruments		—	—	614	(2,008)	(647)	(17,170)	(2,008)	(647)	(16,556)
Accrued expense		78,396	60,575	5,619	—	—	—	78,396	60,575	5,619
Property, plant and equipment		112,286	108,334	74,891	—	—	—	112,286	108,334	74,891
Intangible assets		—	—	—	—	(19,470)	—	—	(19,470)	—
Provisions		17,962	16,806	14,666	—	—	—	17,962	16,806	14,666
Gain or loss on foreign currency translation, net		81,075	64,588	105,482	(61,031)	(57,174)	(33,541)	20,044	7,414	71,941
Debentures		5,049	45,874	27,409	—	—	—	5,049	45,874	27,409
Others		24,134	17,498	11,391	(6,006)	—	—	18,128	17,498	11,391
Tax credit carryforwards		795,247	664,172	421,758	—	—	—	795,247	664,172	421,758

Deferred income tax assets (liabilities)	(Won)	1,150,160	1,019,510	688,544	(81,947)	(93,291)	(80,225)	1,068,213	926,219	608,319

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to the expiration period. Although realization is not assured, management believes it is probable that all of the deferred tax assets at the reporting date will be realized. The amount of such deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

30.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)	January 1, 2009		Profit or loss	Other comprehensive income	December 31, 2009	Profit or loss	Other comprehensive income	December 31, 2010
Other accounts receivable, net	(Won)	(22,023)	10,511	—	(11,512)	5,593	—	(5,919)
Inventories, net		25,577	(5,812)	—	19,765	(1,823)	—	17,942
Available-for-sale financial assets		(1,045)	(4,488)	6,231	698	(2,495)	(2,987)	(4,784)
Defined benefit obligation		1,137	(569)	4,484	5,052	91	(1,314)	3,829
Investments in equity accounted investees		(6,446)	18,106	—	11,660	381	—	12,041
Derivative instruments		(16,556)	16,523	(614)	(647)	(1,361)	—	(2,008)
Accrued expense		5,619	54,956	—	60,575	17,821	—	78,396
Property, plant and equipment		74,891	33,443	—	108,334	3,952	—	112,286
Intangible assets		—	(19,470)	—	(19,470)	19,470	—	—
Provisions		14,666	2,140	—	16,806	1,156	—	17,962
Gain or loss on foreign currency translation, net		71,941	(64,527)	—	7,414	12,630	—	20,044
Debentures		27,409	18,465	—	45,874	(40,825)	—	5,049
Others		11,391	5,301	806	17,498	1,436	(806)	18,128
Tax credit carry-forwards		421,758	242,414	—	664,172	131,075	—	795,247

Deferred income tax assets (liabilities)	(Won)	608,319	306,992	10,907	926,219	147,101	(5,107)	1,068,213

Statutory tax rate applicable to the Controlling Company is 24.2% for the year ended December 31, 2010. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Controlling Company is 24.2% until 2011 and 22% thereafter.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

31.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2010 and 2009 are as follows:

(In Won and No. of shares)	2010		2009

Profit for the period	(Won)	1,156,343,357,418	1,117,778,414,962
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings per share	(Won)	3,232	3,124

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2010 and 2009 are as follows:

(In Won and No. of shares)	2010		2009
Profit for the period	(Won)	1,156,343,357,418	1,117,778,414,962
Interest on convertible bond, net of tax		(18,345,174,214)	47,618,111,426
Adjusted income		1,137,998,183,204	1,165,396,526,388
Weighted-average number of common shares outstanding and common equivalent shares(*1)		361,080,224	368,457,551

Diluted earnings per share(*2)	(Won)	3,152	3,124

(*1)	Weighted-average number of common shares outstanding for the years ended December 31, 2010 and 2009 is calculated as follows:

(In No. of shares)	2010	2009
Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds	3,264,524	10,641,851

Weighted-average number of common shares at the reporting date	361,080,224	368,457,551

(*2)	For the year ended December 31, 2009, there is no dilution effect.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

31.	Earnings Per Share, Continued

(c)	The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2010 and 2009 is calculated as follows:

	2010		2009
	Convertible bonds	Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	9,399,113	10,641,851
Period	January 1, 2010~ December 31, 2010	January 1, 2010~ March 19, 2010	January 1, 2009~ December 31, 2009
Weight	365 days / 365 days	77 days / 365 days	365 days / 365 days
Weighted-average number of common shares to be issued	1,281,697	1,982,827	10,641,851

32.	Supplemental Cash Flow Information

Supplemental cash flows information for the years ended December 31, 2010 and 2009 are as follows:

(In millions of Won)

	2010		2009
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	(Won)	906,481	(604,186)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

33.	Business Combination

(a)	Acquisition of LCD module business

The Controlling Company acquired LCD module business from LG Innotek Co., Ltd. (“LG Innotek”) in order to improve competitiveness of the LCD module business and the operational efficiency by simplified supply chain on May 1, 2010. Regarding the business acquisition, the Controlling Company acquired and assumed assets (other than land and buildings), liabilities, employment relationship and all of the rights and obligations related to LCD module business located in Gumi. In addition, LG Display Yantai Co., Ltd., the Controlling Company’s subsidiary in China, also acquired assets on LCD module and Cell business from LG Innotek Yantai Co., Ltd. which is an LG Innotek’s subsidiary in China. The Controlling Company and LG Display Yantai Co., Ltd. measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value. The entire consideration transferred for the acquisitions was paid in cash.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of Won and CNY)

	Gumi		Yantai
Consideration transferred	(Won)	72,472	CNY	1,016	(Won)	166,010
Identifiable assets acquired and the liabilities assumed
Inventories		18,110	CNY	117		18,995
Property, plant and equipment		3,226	CNY	882		144,168
Intangible assets(*1)		36,972		—		—
Long-term prepaid expenses		392	CNY	17		2,847
Accrued expenses		(821)		—		—

Identifiable net asset		57,879	CNY	1,016		166,010

Goodwill(*2)	(Won)	14,593		—	(Won)	—

(*1)	Intangible assets in Gumi include customer relationships and technology acquired in the business combination.
(*2)	Goodwill amounting to (Won)14,593 million arose from the improvement in efficiency of LCD business, the synergy effect between the existing subsidiaries and benefits from assembled workforce. Reduction in the carrying amount of goodwill is deductible in determining taxable profit.

Acquisition-related costs, such as legal consulting and accounting valuation fees amounting to (Won)381 million are expensed. The revenue and profit or loss from the assets acquired and liabilities assumed are not reported separately since the assets and liabilities of acquired business are combined with and not separable from the Group’s existing accounting. Therefore, the amount of profit or loss after the acquisition date in 2010 and the amount of profit or loss during 2010 from the acquired business were not disclosed as they are not estimated reliably.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

33.	Business Combination, Continued

(b)	Acquisition of Image & Materials Inc.

For manufacturing of EPD, the Controlling Company acquired 100 percent equity interest of Image & Materials Inc. (‘I&M’), located in Daejeon, Korea, on November 30, 2010 with payment of (Won)35,000 million in cash. The Controlling Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows:

(In millions of Won)
Considerations transferred	(Won)	35,000
Identifiable assets acquired and the liabilities assumed
Cash and cash equivalents		2,946
Other current assets		230
Property, plant and equipment		2,757
Intangible assets (*1)		27,314
Other non-current assets		87
Current liabilities		(1,057)
Other non-current liabilities		(590)
Deferred tax liability		(6,006)

Identifiable net asset		25,681

Goodwill(*2)	(Won)	9,319

(*1)	Intangible assets mainly consist of in-process development projects amounting to (Won)27,300 million.
(*2)	Goodwill amounting to (Won)9,319 million arose from the research work force with specialized knowledge and experience.

The revenue and loss of I&M for the period from the beginning of the reporting period to the acquisition date are (Won)4 million and (Won)1,607 million, respectively, and the amount of the loss included in the consolidated statement of comprehensive income for the year ended December 31, 2010 is (Won)108 million. In addition, acquisition-related costs, such as legal consulting and accounting valuation fees amounting to (Won)59 million are expensed.

The revenue and profit or loss of the Group for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period were not disclosed as a part of them are not estimated reliably since the revenue and profit or loss from the LCD module business acquired in 2010 are not reported separately.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRSs

As stated in note 2(a), the Group’s first financial statements are prepared in accordance with K-IFRS as the Group adopts K-IFRS in 2010.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2009 and in the preparation of an opening K-IFRS statement of financial position at January 1, 2009, the transition date.

In preparing its opening K-IFRS statement of financial position, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Korean Generally Accepted Accounting Principles (“K-GAAP”). An explanation of how the transition from previous GAAP to K-IFRS has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a)	Differences between accounting under K-IFRSs and under K-GAAP having a material effect on the Group

Area	Previous K-GAAP	K-IFRS

Convertible bonds	In accordance with Statements of Korea Accounting Standards (“SKAS”) No. 9, the Group recognizes liability at fair value measured by the present value of the expected future cash flows and amortizes the difference between the fair value and proceeds received at the issue date using the effective interest method. Recognize conversion right on debentures in equity and does not revaluate.	In accordance with K-IFRS 1039, the convertible bonds are designated as financial liabilities at fair value through profits or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Employee benefits	In accordance with Statements of Korea Financial Accounting Standards (“SKFAS”) Article 27, the Group recognizes retirement and severance liability expected to be payable if all employees, who have been with the Group for more than one year, leaves at the end of the reporting period.	In accordance with K-IFRS 1019, the Group recognizes defined benefit obligations at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. Under the Group’s accounting policy, all actuarial gains or losses are recognized in equity.

Share-based payment	In accordance with SKAS No. 22, liability relating to fully vested share-based payment to be settled in cash is remeasured at the intrinsic value at each reporting date and at the date of settlement and the Group recognizes the changes in the intrinsic value as compensation expenses.	In accordance with K-IFRS 1102, the Group recognizes the liability relating to fully vested share-based payment to be settled in cash at fair value at each reporting date with changes in fair value recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRS, Continued

Area	Previous K-GAAP	K-IFRS

Available-for-sale securities	In accordance with SKAS No. 8, the Group recognizes available-for-sale securities at fair value with changes in fair value recognized in accumulated other comprehensive income.	In accordance with K-IFRS 1039, the Group may designate available-for-sale securities as FVTPL at inception and recognize the changes in fair value in profit or loss.

In accordance with K-IFRS 1039, the Group recognizes available-for-sale debt securities at fair value with effect of changes in exchange rate recognized in profit or loss, the remaining differences between acquisition cost and fair value recognized in accumulated other comprehensive income.

In accordance with K-IFRS 1032, dividends are recognized when the rights to receive payment is established. Convertible preferred stock is regarded as debt security.

Derivatives	In accordance with K-GAAP Interpretation 53-70, the Group applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and the Group does not apply cash flow hedge accounting as a condition of the detailed criteria is not met.

Cumulative translation differences	N/A	The cumulative translation differences for all foreign operations are deemed to be zero at January 1, 2009 (the transition date).

Capitalization of development cost	In accordance with SKAS No. 3, an internally generated intangible asset is recognized only if it is highly probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.	In accordance with K-IFRS 1038, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Deferred taxes	In accordance with SKAS No. 16, recognition of deferred tax assets and liabilities is based on assessment of temporary differences regardless of how each temporary difference is reversed. Deferred taxes are classified as current or non-current based on classification of related item in the consolidated financial statements. Classification of current and non-current for items not related to balance sheet items are determined based on estimated reversal.	In accordance with K-IFRS 1012, deferred tax assets and liabilities are recognized based on assessment of temporary differences that considers how each temporary difference is reversed. Deferred tax assets and liabilities are classified as non-current.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRS, Continued

Area	Previous K-GAAP	K-IFRS

Long-term payables	In accordance with SKFAS Article 66, long-term payables of LGDUS are discounted using the Group’s weighted average borrowing rate.	In accordance with K-IFRS 1039, long-term payables of LGDUS are discounted using risk free rate.

Allocation of difference between cost and book value of investment (Goodwill)	In accordance with K-GAAP, the Group amortizes goodwill over its estimated useful life under straight-line method	In accordance with K-IFRS 1028, the Group does not amortize but periodically reviews the goodwill for impairment

Bargain purchase of investments	In accordance with K-GAAP, the Group allocates negative goodwill to distinguishable non-monetary asset over weighted average useful lives using straight-line method and unallocated amount is recognized in current period’s earnings	In accordance with K-IFRS 1028, the excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets remaining after reassessing the identification and measurement of assets, liabilities and contingent liabilities is recognized immediately in earnings

Borrowing costs	In accordance with SKAS No. 7, borrowing costs are capitalized regardless of time required to get an asset ready for its intended use.	In accordance with K-IFRS 1023, borrowing costs that take a substantial period of time required to get an asset ready for its intended use is capitalized.

Changes in scope of consolidation	Scope of consolidation is determined in accordance with SKAS 25. In addition, scope of consolidation is determined in accordance with Act on External Audit of Stock Companies of Korea.	In accordance with K-IFRS 1027, scope of consolidation is determined based on control model.

(b)	The Change of the consolidation scope

Previous K-GAAP	K-IFRS	Difference
LG Display America, Inc.	LG Display America, Inc.	—
LG Display Germany GmbH	LG Display Germany GmbH	—
LG Display Japan Co., Ltd.	LG Display Japan Co., Ltd.	—
LG Display Taiwan Co., Ltd.	LG Display Taiwan Co., Ltd.	—
LG Display Nanjing Co., Ltd.	LG Display Nanjing Co., Ltd.	—
LG Display Shanghai Co., Ltd.	LG Display Shanghai Co., Ltd.	—
LG Display Poland Sp. zo. o	LG Display Poland Sp. zo. o	—
LG Display Guangzhou Co., Ltd.	LG Display Guangzhou Co., Ltd	—
LG Display Shenzhen Co., Ltd.	LG Display Shenzhen Co., Ltd.	—
LG Display Singapore Pte. Ltd.	LG Display Singapore Pte. Ltd.	—
LG Electronics (Nanjing) Plasma Co., Ltd.	LG Electronics (Nanjing) Plasma Co., Ltd.	—
Suzhou Raken Technology Ltd.	—	reclassified as investments in joint ventures

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRS, Continued

(c)	Summary of the effects of the adoption of K-IFRSs on the Group’s financial position and the results of its operation

The effects of the adoption of K-IFRSs on the Group’s financial position as of January 1, 2009, the transition date to K-IFRSs, are as follows:

(in millions of Won)

	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	17,388,366	8,099,743	9,288,623

Adjustment for:
Convertible bonds (*1)		—	134,568	(134,568)
Employee benefits (*2)		—	5,170	(5,170)
Share-based payments (*3)		—	114	(114)
Long-term payables (*4)		—	56,661	(56,661)
Equity method investments (*5)		10,002	—	10,002
Cumulative translation adjustment (*6)		46,513	—	46,513
Deferred tax asset (*7)		31,881	(2)	31,883
Changes in scope of consolidation (*8)		(14,913)	(2,312)	(12,601)

Total adjustment		73,483	194,199	(120,716)

K-IFRS	(Won)	17,461,849	8,293,942	9,167,907

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*6)	Difference in deferred taxes on change in cumulative translation adjustment
(*7)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP
(*8)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRS, Continued

K-IFRS The effects of the adoption of K-IFRSs on the Group’s financial position as of December 31, 2009 are as follows:

(in millions of Won)

	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	19,538,190	9,322,297	10,215,893

Adjustment for:
Convertible bonds (*1)		—	170,316	(170,316)
Employee benefits (*2)		—	25,322	(25,322)
Share-based payments (*3)		—	315	(315)
Long-term payables (*4)		—	37,050	(37,050)
Equity method investments (*5)		7,312	—	7,312
Capitalized borrowing costs (*6)		(1,666)	—	(1,666)
Development cost (*7)		80,454	—	80,454
Cumulative translation differences (*8)		39,453	—	39,453
Deferred tax asset (*9)		24,122	—	24,122
Changes in scope of consolidation (*10)		15,612	108,428	(92,816)

Total adjustment		165,287	341,431	(176,144)

K-IFRS	(Won)	19,703,477	9,663,728	10,039,749

(*1)	Designation of convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*6)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*7)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*8)	Difference in deferred taxes on change in cumulative translation adjustment
(*9)	Deferred tax adjustments on differences in accounting balances under K-IFRS and previous K-GAAP
(*10)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

34.	Explanation of Transition to K-IFRS, Continued

The effects of the adoption of K-IFRSs on the Group’s result of operations for the year ended December 31, 2009 are as follows:

(in millions of Won)

	Net income		Total comprehensive income
K-GAAP	(Won)	1,083,653	1,036,407

Adjustment for:
Convertible bonds (*1)		(35,748)	(35,748)
Employee benefits (*2)		(1,259)	(20,152)
Share-based payments (*3)		(201)	(201)
Available for sale securities (*4)		(3,373)	—
Derivatives (*5)		8,337	—
Long-term payables (*6)		17,075	19,611
Equity method investments (*7)		205	(2,690)
Financial asset at fair value through profit and loss (*8)		2,906	—
Capitalized borrowing costs (*9)		(1,666)	(1,666)
Development cost (*10)		80,454	80,454
Cumulative translation differences (*11)		—	(7,060)
Deferred tax asset (*12)		(13,360)	(7,761)
Changes in scope of consolidation (*13)		(19,245)	(10,444)

Total adjustment		34,125	14,343

K-IFRS	(Won)	1,117,778	1,050,750

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*8)	Fair value recognition of investment assets designated as financial asset at fair value through profit
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*11)	Difference in deferred taxes on change in cumulative translation adjustment
(*12)	Deferred tax adjustments on differences in accounting balances under K-IFRS and previous K-GAAP
(*13)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 4, 2011	By:	/s/ Anthony Moon
(Signature)

	Name:	Anthony Moon
	Title:	Vice President / IR Department